eGain Communications Corp.

Annual Report 2008



growth

strength

leadership

a tradition of innovation


2008 | First web-services-based platform for customer service innovation
2007 | First seamless integration of best-of-breed email and chat products with Cisco Unified Contact Center suites
2006 | Most comprehensive CIH platform
2005 | First encrypted mail solution based on industry standards
2004 | First comprehensive implementation of Customer Interaction Hub
2003 | First 100% J2EE solution suite for knowledge powered multichannel service
2001 | First integrated, best-in-class suite for self-service, email, and web collaboration
2000 | First intelligent conversational virtual agent
1998 | First hosted and 100% web-based enterprise software
1995 | First interactive self-service solution for guided problem resolution
1993 | Original patents in case based reasoning and KM technologies
Industry firsts
1993
2008

To Our Stockholders, Customers, Partners and Employees:

Overall, we are pleased with our growth in fiscal 2008. Specifically:

- Total revenue was up 34% from the prior year;
- License revenue was up 93% from the prior year;
- Professional services revenue was up 40% from the prior year; and
- Hosting revenue was up 34% from the prior year.

Turning to the significant product milestones and industry recognition during fiscal 2008:

- eGain marked its tenth anniversary of delivering on-demand customer service software for the enterprise. eGain is the only company in the market to have offered both on-demand and on-premise deployment of customer service software to enterprises for over a decade.
- We conducted a unique "state of customer service" study that included a holistic measurement of single-channel and cross-channel customer service offered by leading North American companies. We believe the study strongly validated the need for robust customer service solutions such as eGain's.
- We introduced powerful multilingual capabilities to the eGain Service suite including user interface and content support for Dutch, German, French, Italian and Spanish.
- eGain® Service™ was ranked the #1 customer service software in the annual survey of the top 500 US-based web retailers, conducted by *Internet Retailer* magazine in 2007.
- eGain Service was selected as a "Product of the Year" for 2007 by *Customer Interaction Solutions* magazine.
- eGain was named to the "Software 500" list for the fifth year in a row. The Software 500 is the *Software Magazine* list of the world's premier software and services providers.
- eGain was included in the 2008 list of "100 Companies that Matter in Knowledge Management" by *KMWorld* magazine.
- Finally, we were named as the "One to Watch" for 2008 by *CRM* magazine in the web interaction management category in recognition of its comprehensive, innovative, and unified solution for multichannel interaction management.

Building and developing partnerships to expand our market reach has been a focus for us over the past fiscal year and we are making steady progress in this regard.

- eGain delivered the second phase of its multi-phase OEM product delivery agreement with Cisco in December 2007. Early customer response to Cisco's multichannel offering based on eGain technology is encouraging. Based on strong customer feedback and demand for specific industry-leading capabilities, Cisco and eGain have expanded the scope of the integrated product capabilities—resulting in a delay in the third and final deliverable that is now targeted for the second half of fiscal year 2009 (as opposed to the earlier target of the end of fiscal year 2008).

- Next, eGain signed up several new reseller and systems integrator partnerships worldwide, including Cystelcom in Spain, CUBE in Poland, and PlanNet21 in Ireland. We trained solution implementation professionals from 23 partners in its partner ecosystem during the fiscal year.
- Finally, we also expanded our Partner EcoNet™ portal to provide comprehensive sales, support and services information for channel partners, while enabling them to collaborate with one another through an online forum.

On the customer front, we continued to acquire marquee enterprise customers in fiscal year 2008. Notable acquisitions included:

- a leading fortune 50 pharmaceutical company
- a leading fortune 500 consumer electronics company
- a international financial services organization
- one of the leading global services providers in insurance, banking and asset management
- a global leader in benefits outsourcing
- a leading European catalogue retailer
- one of the UK's largest online fashion and beauty stores

Looking to fiscal 2009 and beyond, leading market analysts believe that the Customer Interaction Hub market continues to be a viable one within the larger Enterprise Business Application space. Further:

- In an economic slowdown, we believe efficiencies generated by self-service and agent productivity solutions are increasingly in demand.
- Moreover, we believe much of the arbitrage benefit from off-shoring and outsourcing is being eroded by wage inflation in emerging economies, leading businesses to rotate their investments into technology.
- Finally, we believe the business case for retaining existing customers through differentiated service is even more compelling in a slow economy as businesses struggle to acquire new customers.

In fiscal 2009, we plan to balance growth and profitability goals. Given the macroeconomic slowdown, we believe that it is prudent to focus on specific, well-developed opportunities this year.

- We plan to continue to invest in our Cisco OEM partnership to expand our global market reach. This channel promises to deliver meaningful bookings impact for us in fiscal year 2009;
- Next, we are systematically investing in developing our partner ecosystem. It is already showing promise in our international business;

- Finally, we plan to invest in our global customer care infrastructure as our enterprise clients increasingly want us to offer responsive 7x24 support for their global, mission-critical eGain deployments. We believe this investment will help us further strengthen our customer loyalty.

As a result of these targeted investments, we expect to steadily grow our revenue in a tough environment by successfully acquiring and serving new global enterprise clients who trust eGain as a long-term supplier of top-rated, innovative Customer Interaction Hub, or CIH, solutions.

Our talented team is capable of, enthusiastic about, and committed to making eGain the dominant CIH software provider for Global Enterprises. With your vital support, we confidently pursue this mission.

Ashu Roy
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 0-30260

eGain Communications Corporation

(Exact name of registrant as specified in its charter)

Delaware	**77-0466366**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
345 E. Middlefield Road, Mountain View, California 94043	**(650)230-7500**
(Address of principal executive offices, including zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), .and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company", in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, on the OTC Bulletin Board on December 31, 2007 (the last business day of registrant's second quarter of fiscal 2008), was approximately $2,334,075. For purposes of the foregoing calculation only, the registrant has included in the shares owned by affiliates the beneficial ownership of voting and non-voting common equity of officers and directors, and affiliated entities, of the registrant and members of their families. Such inclusion shall not be construed as an admission that any such person is an affiliate for any other purpose.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at September 22, 2008
Common Stock $0.001 par value	15,333,247

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors), 11, 12, 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2008 Annual Meeting of Stockholders.

eGAIN COMMUNICATIONS CORPORATION

TABLE OF CONTENTS

2008 FORM 10-K

eGAIN COMMUNICATIONS CORPORATION

PART I

ITEM 1. BUSINESS

This report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of the words such as "anticipates," "believes," "continue," "could," "would," "estimates," "forecasts," "expects," "intends," "may," "might," "plans," "potential," "predicts," "should," or "will" and similar expressions or the negative of those terms. The forward-looking statements include, but are not limited to, risks stemming from the failure to improve our sales results and grow revenue, failure to compete successfully in the markets in which we do business, our history of net losses and our ability to sustain profitability, The adequacy of our capital resources and need for additional financing, continued lengthy and delayed sales cycles, the development of our strategic relationships and third party distribution channels, broad economic and political instability around the world affecting the market for our goods and services, the continued adoption of customer service and contact center software solutions, our ability to respond to rapid technological change and competitive challenges, risks from our substantial international operations, legal and regulatory uncertainties and other risks related to protection of our intellectual property assets and the operational integrity and maintenance of our systems. Our actual results could differ materially from those discussed in statements relating to our future plans, product releases, objectives, expectations and intentions, and other assumptions underlying or relating to any of these statements. Factors that could contribute to such differences include those discussed in "Factors That May Affect Future Results" and elsewhere in this document. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or understanding to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

eGain is one of the world's premier providers of multichannel customer service and knowledge management software for in-house or on-demand software as a service, or SaaS, deployment. For more than a decade, several of the world's largest companies have relied on eGain to transform their traditional call centers, help desks, and web customer service operations into multichannel customer interaction hubs. Based on the Power of One™, the concept of one unified platform for multichannel customer interaction and knowledge management, these hubs are designed to enable dramatically improved customer experience, contact center agent productivity, service process efficiencies, sales, and overall contact center performance. The company was incorporated in Delaware in September 1997.

Industry Background

Customer service has become a key, if not the only, differentiator for businesses as products continue to become commoditized. Furthermore, businesses are under pressure to deliver a unified and seamless multichannel customer service experience, while "doing more with less." Today's customers demand instant access to customer service and expect immediate, accurate, and consistent responses through a range of traditional and new interaction channels. The ability to deliver consistent service across self-service and a multichannel contact center is a must in today's competitive business environment.

However, only a few innovative companies have been able to harness the web's potential for rich interactions. Most businesses continue to struggle with eService basics. With customers continuing to migrate to the web, executives across industries are struggling with how to provide better web customer experiences while cutting service costs.

Over the past few years, numerous software vendors have developed point solutions designed to handle online customer communications through a specific channel such as email, real-time web collaboration, or web self-service. We believe point solutions do not meet the demands of today's customers since they increasingly use multiple channels of communication. Point solutions also create interaction silos, making it difficult for customer service agents to easily reference a customer's past communications that originated from multiple channels. Nor do they use a common knowledge base to deliver consistent accurate responses. Moreover, many of these solutions do not integrate easily with a company's existing systems, making them difficult to implement and maintain.

To meet growing customer demand for seamless multichannel service, we believe businesses need a comprehensive, functionally rich, yet deeply integrated customer service suite to serve customers across phone, web, email and other media. Our software suite is designed to enable companies to transform their siloed contact centers into multichannel customer interaction hubs that improve service quality and customer experience, dramatically reduce service costs, increase self-service adoption through highly flexible and adaptive self-service, boost agent productivity, and enhance end-to-end service process efficiencies.

The eGain Solution

Recognized by leading industry analysts and customers alike, our application suite, eGain Service™, is available through licensed or hosted models. It includes integrated, best-in-class applications for web self-service, email management, paper and fax management, chat, cobrowsing, SMS, call tracking and resolution, proactive notifications, cross-channel knowledge management, case management, and service fulfillment. These robust applications are built on the eGain CIH™, an integrated and flexible customer interaction hub platform that includes end-to-end service process management, multichannel, multi-site contact center management, and certified out-of-the-box integrations with leading call center, content, and business systems.

Our applications and platform are built on a service-oriented architecture and are designed to be modular (each application can be deployed stand-alone) while ensuring complete and simple integration across all applications in the suite. Finally, the eGain application suite comes with certified, out-of-the-box integrations with several industry leading call center and business systems through eGain Adapters™.

Our products are designed to provide companies with the following benefits:

- *Build profitable long-term customer relationships.* Customers have taken their business to the Web, forcing companies to create online presences and offer multiple service channels. Unified interactions make all the difference in this "always-on" environment. Whether a customer is asking a question, seeking a resolution to an issue, or making a purchase, our solution allows businesses to recognize customers and provide satisfying experiences at every touch point. Using our solution, businesses can provide 24x7 web self-service, respond rapidly and effectively to large volumes of email, communicate over the web in real time with their customers, answer questions using best-practice processes on the phone, track the history of individual customer interactions, fulfill service requests, and send proactive notifications. Most importantly, a common customer interaction history record ensures that the customer gets the same high-quality experience through every interaction channel and is able to seamlessly move between channels.
- *Increase revenue through improved sales conversion and cross-sell.* In addition to strengthening customer relationships, our products help businesses convert website visitors into customers, and help agents to contextually upsell and cross-sell products and services. A visitor to a website utilizing eGain solutions can interact with a customer service representative live over the web through chat and cobrowse to inquire about a specific product or issue, thereby catalyzing the sales process. Furthermore, customers calling into a service center can be offered powerful cross-sell offers by agents using the best-practice capture and expert reasoning capability of eGain's knowledge management products.
- *Reduce operating costs through improved agent productivity and self-service automation.* Our products are designed to enable companies to provide highly effective and efficient customer service while reducing operating costs. Our intelligent routing, autosuggest and autoresponse capabilities,

tracking, and reporting features, complemented with agent-facing knowledge tools, measurably enhance the productivity of service agents. From an online service perspective, our robust self-service tools, integrated escalation paths, and sophisticated artificial intelligence engine help resolve business issues without human assistance.

- *Reduce total cost of ownership ("TCO") through open architecture, integration adapters, and scalable design.* Our products are designed to integrate, not only with each other, but with data and processes residing in legacy systems and other enterprise data sources. By integrating out-of-the-box with leading business applications and content systems, our platform allows companies to leverage existing business data and content assets.
- *Offer rapid time to value through flexible deployment options.* Our products are designed to allow companies to deploy on site or in a hosted environment operated and maintained by us. Customers using eGain OnDemand™, our secure, enterprise-class hosted solution, can take advantage of our on-demand expertise, thereby reducing the need for in-house information technology resources. eGain OnDemand also enables customers to virtually eliminate risk in the purchase process by quickly proving the value of our solution in the hosted mode. Thereafter, we can easily migrate the solution on-site to tightly integrate within the customer's IT and business infrastructure.

The eGain Strategy

Our objective is to further enhance our position as a leading provider of customer interaction hub software. Leading market analysts believe that the customer interaction hub market continues to be a viable one within the larger enterprise business application space.

- In an economic slowdown, we believe efficiencies generated by self-service and agent productivity solutions are increasingly in demand.
- Moreover, much of the arbitrage benefit from off-shoring and outsourcing is being eroded by wage inflation in emerging economies, which we believe is leading businesses to rotate their investments into technology.
- Finally, the business case for retaining existing customers through differentiated service is even more compelling in a slow economy as businesses struggle to acquire new customers.

The following are the key elements of our strategy.

Enhance and expand our leading integrated, multichannel customer service platform. We believe we are one of the few companies that provide software to enable unified, and not just integrated, communication across email, phone, paper, real-time web channels such as chat and cobrowsing, emerging channels such as SMS and multimodal web self-service, including chatbot technology. We have a strong track record of successfully extending our platform through internal development as well as acquisitions and continue to invest in research and development efforts. We believe we were the first company to unify electronic channels of communication by integrating email and real-time web interactions, and then to offer self-service and knowledge management applications integrated into a complete customer service platform. We also believe that we were the first company in our industry to develop a unified email, chat, and call center solution through our OEM partnership with Cisco Systems. In addition, our solution is designed to integrate easily with other leading call centers as well as CRM and ERP systems, enabling customers to leverage investments in existing systems.

Provide demonstrable return on investment to customers. In today's age of prudent IT investments, we believe customers will only buy enterprise software if they are convinced it will result in real return on investment, or "ROI", in both the short and long run. A central element of our strategy is the ability to provide companies with demonstrable ROI from our software. Among the ways we believe our solutions deliver ROI to clients are:

- Increase self-service adoption through multi-modal web self service
- Improve contact center agent productivity—in-house, outsourced or hybrid

- Ensure compliance and security in customer interactions
- Enhance customer experience and retention
- Reduce escalations, field visits and service costs
- Increase sales through upsell and cross-sell at the point of service

We believe our comprehensive ROI assessment tools make it easier for our customers and prospects to invest in our solutions.

Technology leadership. With the creation of our flagship product, eGain Mail, we were the first company to introduce a 100% web-architected solution to address the need for online customer interaction management. Since inception, we have designed our products from the ground up for easy browser access from anywhere at any time, and rapid, flexible deployment via in-house or on-demand options. We intend to maintain our technology leadership by continuing to fine-tune our applications and user interfaces to a service-oriented architecture, or SOA for maximum performance, user adoption and productivity. We believe that the SOA approach provides true global access, improved scalability, easier integration with existing enterprise applications and systems, and lower deployment costs than alternative approaches.

Flexible delivery options. Offering our solution on a hosted or licensed basis provides customers with a meaningful choice of deployment options. Customers can choose to license applications for deployment at their facilities, or employ our hosted operations. They may also choose hybrid options such as licensing the software but have it managed by us. Customers choosing to receive hosted access to our solutions can focus on core aspects of their business while benefiting from the rapid deployment, 24x7 reliability and support, scalability on demand, and lower up-front investment that the hosting option offers. We believe that we offer the highest level of deployment flexibility among enterprise-class customer service software vendors, and are the only company in the market to have offered both on-demand and on-premise deployment of customer service software to enterprises for over a decade. In 2008, we marked the tenth anniversary of our hosted network.

Expand global distribution capabilities. We intend to expand our global distribution capabilities through our direct sales efforts as well as strategic partnerships with systems integrators, resellers, technology vendors and solution providers. We have sales presence in 18 countries through direct presence and distribution partnerships. We have offices in the United States, United Kingdom, Netherlands, Ireland, Italy and India. We also plan to invest in our global customer care infrastructure as our enterprise clients increasingly want us to offer responsive 7x24 support for their global, mission-critical eGain deployments.

Strengthen partner ecosystem. We plan to continue to invest in our Cisco OEM partnership to expand our global market reach. We delivered the second phase of our multi-phase OEM product delivery agreement with Cisco in December 2007. The third and final deliverable is now targeted for the second half of fiscal year 2009. We are also systematically investing in developing the rest of our partner ecosystem. We trained solution implementation professionals from 23 partners during the fiscal year, and expanded our partner portal, eGain EcoNet™ Portal, to provide comprehensive sales, support and services information for channel partners, while enabling them to collaborate with one another through an online forum.

Products and Services

eGain Service™ 7.6 Suite of Applications

eGain Service 7.6 is a complete customer service management solution. Built for rapidly implementing next-generation contact-center strategies, it consists of a multichannel customer interaction hub (CIH) platform—eGain CIH—and best-of-breed applications for web self-service and the contact center. The suite combines industry best practices and powerful service process management capabilities built on a service-oriented architecture and an industry-leading, browser-based rich user interface. The solution enables unified multichannel service and integrated work management, and is designed to leverage existing investments in contact centers, business systems, and web sites. The eGain CIH platform centralizes business rules, interactions, knowledge bases, workflow, analytics, administration and integrations in one common foundation, speeding up CIH implementation and time to value, while lowering total cost of ownership, "TCO".

The individual applications in the suite are described below:

- *eGain Mail* is an industry-leading solution for processing inbound customer emails and providing mission-critical email customer service, incorporating hundreds of best-practices developed over years of serving innovative global enterprises. Secure messaging, lifecycle audits, and real-time archival are some of the features that provide our customers a next-generation email management platform for their enterprises. The first email management application designed as a true "application utility," it can be implemented by corporate IT departments to deliver customer email management capability on-demand to multiple business units within the enterprise. Designed to process very high volumes of email and webform requests, eGain Mail allows companies to deliver consistent, high-quality service through flexible process automation, optimized user interface, and powerful reports. Additional modules include:
    - *eGain Fax*™ to route, track, and respond to faxes with the same infrastructure that is used to handle emails and webform submissions.
- *eGain Calltrack*™ is a comprehensive and a flexible phone call logging system. Together with eGain knowledge agent, it provides an integrated solution for phone call logging, tracking and resolution as well as follow on task management for service fulfillment.
- *eGain Chat*™ gives contact center agents a comprehensive set of tools for serving customers in real-time. eGain Chat supports two-way, "follow me" web browsing so that agents and customers can lead each other to specific web pages for faster issue resolution. It also features powerful file-sharing capabilities. The system's powerful, query-specific routing and workflow maximize both agent productivity and the quality of service delivered.
- *eGain Cobrowse*™ enables contact center agents to provide high-value, live collaboration options to online customers and prospects. It gives companies the ability to deliver real-time assistance and convert site visitors into profitable, long-term customers. The capabilities include: enabling the agent and the customer to fill out forms together, creation of business rules for specific web pages, and allowing phone agents to provide richer experience by conducting a cobrowse session.
- *eGain SelfService*™ is a comprehensive solution supporting what we believe to be the broadest set of self-service access options in the industry—dynamic FAQs, topic-based browsing, natural language search, guided help, virtual agent technology and case tracking. Shaped by our experience with enterprise customers, eGain Self-Service offers a unique combination of rich, multi-access self-service capabilities built on a collaborative knowledge management framework within eGain CIH™. This framework makes it easy for organizations to create, maintain, and enhance common content in a distributed manner, as well as leverage existing content from across the enterprise. The key modules of this solution are:
    - *eGain Customer Portal*™ delivers a secure, flexible, personalized web self-service gateway through which customers can retrieve information using a standard web browser. This online customer service portal delivers to customers the personal information they want, the way they want to see it, and when they want to see it. Customers can view the top frequently asked questions, manage their own accounts, review open ticket and service issues, and review their communications with the company within a secure, personalized environment.
    - *eGain Guided Help*™ gives customers interactive access to the company's knowledge base, allowing them to answer questions and troubleshoot problems by themselves when it is convenient for them. It uses patented search and reasoning technology, coupled with natural language and advanced linguistic processing to search, suggest additional questions, and recommend solutions.

- *eGain MessageCenter*™ enables secure and authenticated email communications between the customer and the company. eGain MessageCenter is designed to help businesses provide their customers a secure web-based message center to read emails with confidential and sensitive information. Agent responses are automatically replaced with a dynamically generated URL which directs the customer to a secure message center to retrieve the response. Customers are authenticated before they can view their messages.

- *eGain Chatbot*™ is used to create virtual customer service assistants to engage web site visitors, answer their queries, escort them on the web site, and escalate seamlessly to agents when necessary. This helps deflect phone calls to the web, provide memorable and brand-aligned customer service experiences, and increase online sales conversion.

- *eGain Adviser*™ empowers agents—whether they are novice, expert, in-house, or outsourced—to handle complex customer interactions. Agents receive guided help for providing contextual upsell and cross-sell, follow-on service fulfillment, and value-added advice through conversations that are compliant with regulations and corporate best practices. The solution includes a highly flexible user interface, integrated workflow, and interactive process guidance, powered by the eGain Inference® Reasoning Engine, a proven technology used by enterprises for over 15 years.

- *eGain KnowledgeAgent*™ empowers contact center agents with best-practice knowledge management and is designed to make every agent as productive and capable as the enterprise's best agent. This product delivers fast, consistent, and accurate answers to agents as they use the rich conversational interface while engaging customers over the phone. eGain KnowledgeAgent uses patented search and reasoning technology coupled with natural language and advanced linguistic processing to search, suggest additional questions, and recommend solutions. In the course of a natural conversation with the customer, a service agent is guided to the right answer. In addition, this solution, in conjunction with eGain Content Adapter™, allows an agent to access information stored in external systems.

- *eGain Adaptèrs* include a set of out-of-the-box integration modules for connecting eGain applications with content repositories, call center telephony or CTI solutions, databases, and business applications. Using eGain Adapters, companies can leverage existing investments and realize the benefits of an enterprise-wide business operation platform at reduced cost of ownership and reduced time to benefit. We offer three integration modules: eGain Content Adapter, eGain CTI Adapter, and eGain Data Adapter.

- *eGain Campaign*™ is a full-featured, scalable outbound email management solution that offers comprehensive tools for planning, targeting and executing high-volume customer service and direct marketing campaigns. Features of our outbound management software include: targeting the right message to the right person, personalized one-to-one messages, high volume email delivery architecture and the capability to integrate with eGain Service Suite.

- *eGain Notify*™ is a flexible, easy-to-use application for managing and delivering automatic reminders, alerts, and updates at all stages of the customer relationship cycle. It is used to provide proactive customer service by sending alerts to customers via multiple interaction channels such as email, phone and SMS. These alerts could span various stages of a service transaction, a customer's life event, or a customer's overall life progression where a business may want to add value by providing contextual customer service.

- *eGain AutoClassify*™ enables companies to increase response turnaround and significantly improve problem resolution by intelligently categorizing and routing incoming email and other inquiries. It can also be set up to provide auto-suggestions and auto-responses. Powered by the patented eGain Inference® Reasoning Engine, it effectively adds a new staff member to the team—one that can handle thousands of messages an hour, 24 x 7, without a break. eGain AutoClassify uses our powerful technology to understand the customer's issue and routes inquiries to queues based on categories and the confidence level assigned to those categories. Customer interactions can be placed into multiple independent categories. For example, messages can be sorted by product type as well as inquiry type.

- *eGain AutoWorkflow*™ enables businesses to automate complex fulfillment processes that require little or no agent interaction once initiated. Tasks initiated from either emails, webforms, or time-driven processes are automatically handled using the powerful capabilities of the eGain Workflow Engine.

- *eGain SME*™ is an enterprise collaboration tool that allows subject matter experts to participate in the process of resolving customer queries. SMEs, both internal in the contact center and external in other departments or companies, are able to fully participate in both solving ongoing problems and suggesting new solutions for inclusion in the knowledge base.

eGain OnDemand™

eGain OnDemand, the software as a service version of our software suite, is a robust and scalable solution that is used by enterprises to rapidly build customer interaction hubs. We believe we were one of the earliest proponents of the hosting model. We host our applications on servers located in our third party SAS 70 Type II data center. The hosting solution allows rapid deployment of eGain products, including seamless secure access to customer's in-house data systems; 24x7 management of infrastructure, security, servers, operating systems and databases; proprietary management systems to monitor servers and applications allowing for high availability and performance; easy migration from eGain OnDemand to in-house option and vice-versa. In fiscal year 2008, we celebrated our 10 year anniversary of providing hosting excellence to our global customers. As our solutions are 100% web-based, customers are able to receive all features provided by the eGain application suite through a standard web browser over a secure connection. Value-added services include email spam and virus cleaning, post office services, virtual private networks, remote data access, encrypted backups, and test/reporting/warm spare servers.

Consulting and Education Services

Our worldwide professional services organization provides consulting and education services designed to ensure customer success and build customer loyalty.

- *Consulting Services.* Our consulting services group offers rapid implementation services, custom solution development, and systems integration services. Consultants work with customers to understand their specific requirements, analyze their business needs, and implement integrated solutions. We provide these services independently or in partnership with systems integrators who have developed consulting expertise on our platform.

- *Consulting Strategy*

  Our consulting strategy is to increase margins by providing customers with a variety of pre-packaged solutions built on top of our product line. The professional services team, which consists of consultants and project management staff with significant hands-on experience with our products, collaborates with our product engineering and product management teams in defining the features for the next generation of our products. We are also focusing on partner enablement for greater reach and increased margins worldwide.

- *Education Services.* Our educational services group provides a comprehensive set of basic and customized training programs to our customers and partners. Training programs are offered either in-person at the customer site, or at one of our worldwide training centers.

  Education Services Strategy eGain University offers certification programs for our partners and customers. In the last financial year, 108 attendees have been certified on the business administration and technical training tracks. Our future goal is to provide low-cost, easy-to-access online courses.

As of fiscal year ended June 30, 2008 we had approximately 88 professionals providing worldwide services for systems installation, solutions development, application management, and education and support.

eGain Customer Service

We offer a comprehensive collection of support services designed to rapidly respond to inquiries. Our technical support services are available to customers worldwide under maintenance agreements. Our customer service strategy is to provide dedicated customer support account managers for large enterprise customers. Our customer service team uses our software suite to provide world-class service to all our customers. Our Customer Service centers are located at California, the United Kingdom, and India.

Sales and Marketing

Sales Strategy

Our sales strategy is to pursue targeted accounts through a combination of our direct sales force and strategic alliances. We target our sales efforts at Global 2000 companies. Our North American direct sales organization is based at our corporate headquarters in Mountain View, California, with field sales presence throughout the United States. Internationally, we have field offices in Ireland, Italy, India, the Netherlands, and the United Kingdom.

The direct sales force is organized into teams that include both sales representatives and sales consultants. Our direct sales force is complemented by telemarketing representatives.

We also complement our direct sales force with reseller and sales alliances. We believe we are able to leverage additional sales, marketing and deployment capabilities through these alliances.

Marketing and Partner Strategy

Our marketing strategy is to build market awareness that we are a leading provider of customer service and contact center software. We also communicate to the market that we enable Global 2000 companies to transform traditional call centers into multichannel customer interaction hubs that drive down service costs while enhancing customer service experience. Our marketing organization focuses on public relations, analyst relations, marketing communications and demand generation.

We employ a wide range of marketing avenues to deliver our message, including print and Internet advertising, targeted electronic and postal mailing, email newsletters and a variety of trade shows, seminars, webinars and interest groups.

Our marketing group also produces sales tools, including product collateral, customer case studies, demonstrations, presentations and competitive analyses. In addition, the group performs market analyses and conducts focus group and customer reviews to identify and develop key partnership opportunities and product capabilities.

We believe that our partners help extend the breadth and depth of our product offerings, drive market penetration, and augment our professional service capabilities. We believe these relationships are important to delivering successful, integrated products and services to our customers, and scaling our business. Our partner portal, EcoNet™, enables us to provide comprehensive sales, support and services information for channel partners, while enabling them to collaborate with one another through an online forum. Partner enablement is a key focus area for our consulting and training teams, too.

As of fiscal year ended June 30, 2008, there were approximately 80 employees engaged in worldwide sales and marketing activities.

Customers

We serve a worldwide customer base across a wide variety of industry sectors including: telecommunications, financial services, insurance, outsourced services, retail, technology, manufacturing and consumer goods. Our revenues are divided between growing medium sized enterprises (companies with up to $250 million in annual revenues) and large enterprises (over $250 million in annual revenues). For the fiscal year ended June 30, 2008, international revenue accounted for 48% and domestic revenue for 52% of total revenue, compared to 45% and 55% respectively for fiscal year 2007 and 51% and 49% respectively for fiscal year 2006.

None of our customers accounted for more than 10% of our revenues in fiscal years 2008, 2007, or 2006.

Competition

The market for customer service and contact center software is intensely competitive. Other than product innovation and existing customer relationships, there are no substantial barriers to entry in this market, and established or new entities may enter this market in the near future. While software internally developed by enterprises represents indirect competition, we also compete directly with packaged application software vendors in the customer service arena, including Art Technology Group, Inc., Avaya, Inc., Consona Corporation, Genesys Telecommunications (a wholly-owned subsidiary of Alcatel), Kana Software, Inc., Live Person, Inc., RightNow Technologies, Inc., and Talisma Corp. In addition, we face actual or potential competition from larger software companies such as Microsoft Corporation, Oracle Corporation and SAP Inc. and other such broad software companies that may attempt to sell customer service software to their installed base.

We believe competition will continue to be strong as current competitors increase the sophistication of their offerings and with the possibility of new participants entering the market. Many of our current and potential competitors have longer operating histories, larger customer bases, broader brand recognition, and significantly greater financial, marketing and other resources. With more established and better-financed competitors, these companies may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to businesses to induce them to buy and use their products or services.

Further, any delays in the general market acceptance of our applications would likely harm our competitive position by allowing our competitors additional time to improve their product and service offerings, and also provide time for new competitors to develop applications and solicit prospective customers within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

Research and Development

The market for our products changes rapidly and is characterized by evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. We believe that strong product development capabilities are essential to our strategy of maintaining technology leadership. This includes enhancing current technology, providing excellent quality, performance, and functionality, as well as developing additional applications and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources to set up a comprehensive software development process that involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required in bringing product concepts and development projects to market successfully.

In addition, we continuously analyze market and customer requirements and evaluate technology that we believe will enhance platform acceptance in the market. We selectively choose partners with superior technology to enhance features and functionality of our product offerings.

As of fiscal year ended June 30, 2008, there were approximately 79 employees engaged in worldwide product development activities.

Intellectual Property

We regard our copyrights, service marks, trademarks and similar intellectual property as critical to our success. We rely on patent, trademark, copyright, trade secret and other laws, as well as confidentiality procedures and licensing arrangements, to protect the proprietary aspects of our technology and business. We own four patents in the field of case-based reasoning.

We are continually assessing the propriety of seeking patent and other intellectual property protection for those aspects of our technology that we believe constitute innovations providing significant competitive advantages. Future applications may or may not receive the issuance of valid patents and trademarks.

We routinely require our employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology, or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, some of our license agreements with certain customers and partners require us to place the source code for our products into escrow. These agreements typically provide that some party will have a limited, non-exclusive right to access and use this code as authorized by the license agreement if there is a bankruptcy proceeding instituted by or against us, or if we materially breach a contractual commitment to provide support and maintenance to the party.

Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

As of fiscal year ended June 30, 2008, we had 279 full-time employees, of which 79 were in product development, 88 in services and support, 80 in sales and marketing, and 32 in finance and administration.

None of our employees are covered by collective bargaining agreements. While we believe our relations with our employees are good, our future performance depends largely upon the continued service of our key technical, sales and marketing, and senior management personnel, none of whom are bound by employment agreements requiring service for a defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business.

We may not be successful in attracting, training and retaining qualified personnel, and the failure to do so, particularly in key functional areas such as product development and sales, could materially and adversely affect our business, results of operations and financial condition. Our future success will likely depend largely on our ability to attract and retain experienced sales, technical, marketing and management personnel.

ITEM 1A. RISK FACTORS

Our lengthy sales cycles and the difficulty in predicting timing of sales or delays may impair our operating results

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. The sales cycle for our products can be six months or more and varies substantially from customer to customer. Because we sell complex and deeply integrated solutions, it can take many months of customer education to secure sales. While our potential customers are evaluating our products before, if ever, executing definitive agreements, we may incur substantial expenses and spend significant management effort in connection with the potential customer. Our multi-product offering and the increasingly complex needs of our customers contribute to a longer and unpredictable sales cycle. Consequently, we often face difficulty predicting the quarter in which expected sales will actually occur. This contributes to the uncertainty and fluctuations in our future operating results. In particular, the corporate decision-making and approval processes of our customers and potential customers has become more complicated. This has caused our average sales cycle to further increase and, in some cases, has prevented sales from closing that we believed were likely to close. Consequently, we may miss our revenue forecasts and may incur expenses that are not offset by corresponding revenue.

Our hybrid revenue model may impact our operating results

We have a hybrid delivery model meaning that we offer our solutions on a hosted or license basis to our customers. For license transactions, the license revenue amount is generally recognized in the quarter delivery and acceptance of our software takes place whereas, for hosting transactions, hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years. As a result, our total revenue may increase or decrease in future quarters as a result of the timing and mix of license and hosting transactions.

If we fail to improve our sales performance and marketing activities, we may be unable to grow our business, negatively impacting our operating results and financial condition

Expansion and growth of our business is dependent on the ability of our sales force to become more productive. Moreover, many of our competitors have sizeable sales forces and greater resources to devote to sales and marketing, which results in their enhanced ability to develop and maintain customer relationships. Thus, failure of our sales and marketing investments to translate into increased sales volume and enhanced customer relationships may hamper our efforts to achieve profitability. This may impede our efforts to ameliorate operations in other areas of the company and may result in, further decline of our common stock price.

Due to the complexity of our customer interaction hub platform and related products and services, we must utilize highly trained sales personnel to educate prospective customers regarding the use and benefits of our products and services as well as provide effective customer support. Because, in the past, we have experienced turnover in our sales force and have fewer resources than many of our competitors, our sales and marketing organization may not be able to successfully compete with those of our competitors.

We must compete successfully in our market segment

The market for customer service and contact center software is intensely competitive. Other than product innovation and existing customer relationships, there are no substantial barriers to entry in this market, and established or new entities may enter this market in the near future. While software internally developed by enterprises represents indirect competition, we also compete directly with packaged application software vendors in the customer service arena, including Art Technology Group, Inc., Avaya, Inc., Consona Corporation, Genesys Telecommunications (a wholly-owned subsidiary of Alcatel), Kana Software, Inc., Live Person, Inc., RightNow Technologies, Inc., and Talisma Corp. In addition, we face actual or potential competition from larger software companies such as Microsoft Corporation, Oracle Corporation and SAP Inc. and similar companies that may attempt to sell customer service software to their installed base.

We believe competition will continue to be fierce as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, broader brand recognition, and significantly greater financial, marketing and other resources. With more established and better-financed competitors, these companies may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to businesses to induce them to use their products or services.

Further, any delays in the general market acceptance of our applications would likely harm our competitive position by allowing our competitors additional time to improve their product and service offerings, and also provide time for new competitors to develop applications and solicit prospective customers within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

We have a history of losses and may not be able to be profitable in the future

We incurred a net loss of $4.1 million for the year ended June 30, 2008. As of June 30, 2008, we had an accumulated deficit of approximately $329.3 million. We do not know if we will be profitable in the foreseeable future. However, we must continue to spend resources on maintaining and strengthening our business, and this may, in the near term, have a continued negative effect on our operating results and our financial condition. If we incur net losses in future periods, we may not be able to retain employees, or fund investments in capital equipment, sales and marketing programs, and research and development to successfully compete against our competitors. We also expect to continue to spend financial and other resources on developing and introducing product and service offerings. Accordingly, if our revenue declines despite such investments, our business and operating results could suffer. This may also, in turn, cause the price of our common stock to demonstrate volatility and/or continue to decline.

We may not be able to pay our debt and other obligations

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our outstanding debt or restructure such outstanding debt, we would be in default under the terms thereof. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. Any restructuring of outstanding debt may be on terms that are more onerous than the existing terms or could result in substantial dilution to our existing stockholders.

Our failure to expand strategic and third-party distribution channels would impede our revenue growth

To grow our revenue base, we need to increase the number of our distribution partners, including software vendors and resellers. Our existing or future distribution partners may choose to devote greater resources to marketing and supporting the products of our competitors which could harm our financial condition or results of operations. Our failure to expand third-party distribution channels would impede our future revenue growth.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement, we will supply unified communications technology for use in certain Cisco products. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have and will continue to invest a significant amount of time and resources into this relationship. We have limited control, if any, as to whether Cisco will devote adequate resources to promoting and selling their products that incorporate our technology. For example, to date this OEM agreement has not contributed significantly to our annual revenues. If Cisco changes its strategy, reduces its efforts on our behalf or discontinues or alters its relationship with us, our reputation as a technology partner with them could be damaged and our revenues and operating results could decline.

To increase our revenue and implementation capabilities, we must continue to develop and expand relationships with systems integrators. We sometimes rely on systems integrators to recommend our products to their customers and to install and support our products for their customers. We likewise depend on broad market acceptance by these systems integrators of our product and service offerings. Our agreements generally do not prohibit competitive offerings and systems integrators may develop market or recommend software applications that compete with our products. Moreover, if these firms fail to implement our products successfully for their customers, we may not have the resources to implement our products on the schedule required by their customers. To the extent we devote resources to these relationships and the partnerships do not proceed as anticipated or provide revenue or other results as anticipated, our business may be harmed. Once partnerships are forged, there can be no guarantee that such relationships will be renewed in the future or available on acceptable terms. If we lose strategic third party relationships, fail to renew or develop new relationships, or fail to fully exploit revenue opportunities within such relationships, our results of operations and future growth may suffer.

Due to our limited operating history and the emerging market for our products and services, revenue and operating expenses are unpredictable and may fluctuate, which may harm our operating results and financial condition

Due to the emerging nature of the multichannel contact center market and other similar factors, our revenue and operating results may fluctuate from quarter to quarter. Our revenues in certain past quarters fell and could continue to fall short of expectations if we experience delays or cancellations of even a small number of orders. It is possible that our operating results in some quarters will be below the expectations of financial analysts or investors. In this event, the market price of our common stock is also likely to decline.

A number of factors are likely to cause fluctuations in our operating results, including, but not limited to, the following:

- demand for our software and budget and spending decisions by information technology departments of our customers;
- the mix of hosted and license transactions;
- seasonal trends in technology purchases;
- our ability to attract and retain customers; and
- litigation relating to our intellectual proprietary rights.

In addition, we base our expense levels in part on expectations regarding future revenue levels. In the short term, expenses, such as employee compensation and rent, are relatively fixed. If revenue for a particular quarter is below expectations, we may be unable to reduce our operating expenses proportionately for that quarter. Accordingly, such a revenue shortfall would have a disproportionate effect on expected operating results for that quarter. For this reason, period-to-period comparisons of our operating results may also not be a good indication of our future performance.

Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business

Generally accepted accounting principles and the related accounting pronouncements, implementation guidelines and interpretations for some of our significant accounting policies are highly complex and require subjective judgments and assumptions. Some of our more significant accounting policies that could be affected by changes in the accounting rules and the related implementation guidelines and interpretations include:

- recognition of revenues;
- contingencies and litigation;

- accounting for income taxes; and
- stock-based compensation.

Changes in these or other rules, or scrutiny of our current accounting practices, could have a significant adverse effect on our reported operating results or the way in which we conduct our business.

We may need additional capital, and raising such additional capital may be difficult or impossible and will likely significantly dilute existing stockholders

We believe that existing capital resources will enable us to maintain current and planned operations for the next 12 months. However, our working capital requirements in the foreseeable future are subject to numerous risks and will depend on a variety of factors, in particular, that revenues maintain at the levels achieved in fiscal year 2008 and that customers continue to pay on a timely basis. We may need to secure additional financing due to unforeseen or unanticipated market conditions. Such financing may be difficult to obtain on terms acceptable to us and will almost certainly dilute existing stockholder value.

We depend on broad market acceptance of our applications and of our business model

We depend on the widespread acceptance and use of our applications as an effective solution for businesses seeking to manage high volumes of customer interactions across multiple channels, including web, phone, email, print and in-person. While we believe the potential to be very large, we cannot accurately estimate the size or growth rate of the potential market for such product and service offerings generally, and we do not know whether our products and services in particular will achieve broad market acceptance. The market for customer interaction software is relatively new and rapidly evolving, and concerns over the security and reliability of online transactions, the privacy of users and quality of service or other issues may inhibit the growth of the Internet and commercial online services. If the market for our applications fails to grow or grows more slowly than we currently anticipate, our business will be seriously harmed.

Furthermore, our business model is premised on business assumptions that are still evolving. Historically, customer service has been conducted primarily in person or over the telephone. Our business model assumes that both customers and companies will increasingly elect to communicate via multiple channels, as well as demand integration of the online channels into the traditional telephone-based call center. Our business model also assumes that many companies recognize the benefits of a hosted delivery model and will seek to have their customer interaction software applications hosted by us. If any of these assumptions is incorrect, our business will be seriously harmed and our stock price will decline.

Difficulties in implementing our products could harm our revenues and margins

We generally recognize license revenue from a customer sale when persuasive evidence of an arrangement exists, the product has been delivered, the arrangement does not involve significant customization of the software, the license fee is fixed or determinable and collection of the fee is probable. If an arrangement requires significant customization or implementation services from us, recognition of the associated license and service revenue could be delayed. The timing of the commencement and completion of these services is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel after delivery of the software. In addition, customers could delay product implementations. Implementation typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require us to develop customized features or capabilities. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services, support, or customized features, revenue recognition could be further delayed or canceled and our costs could increase, causing increased variability in our operating results.

We may not be able to respond to the rapid technological change of the customer service and contact center industry

The customer service and contact center industry is characterized by rapid technological change, changes in customer requirements and preferences, and the emergence of new industry standards and practices that could render our existing services, proprietary technology and systems obsolete. We must continually develop or introduce and improve the performance, features and reliability of our products and services, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing services and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of prospective customers. If we do not properly identify the feature preferences of prospective customers, or if we fail to deliver product features that meet the standards of these customers, our ability to market our service and compete successfully and to increase revenues could be impaired. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may also be unable to use new technologies effectively or adapt services to customer requirements or emerging industry standards or regulatory or legal requirements. More generally, if we cannot adapt or respond in a cost-effective and timely manner to changing industry standards, market conditions or customer requirements, our business and operating results will suffer.

Our international operations involve various risks

We derived 48% of our revenues from international sales for the fiscal year 2008 compared to 45% for the fiscal year 2007, and 51% for fiscal year 2006. Including those discussed above, our international sales operations are subject to a number of specific risks, such as:

- foreign currency fluctuations and imposition of exchange controls;
- expenses associated with complying with differing technology standards and language translation issues;
- difficulty and costs in staffing and managing our international operations;
- difficulties in collecting accounts receivable and longer collection periods;
- various trade restrictions and tax consequences; and
- reduced intellectual property protections in some countries.

More than 50% of our workforce is employed in India. Of these employees more than 42% are allocated to research and development. Although the movement of certain operations internationally was principally motivated by cost cutting, the continued management of these remote operations requires significant management attention and financial resources that could adversely affect our operating performance. In addition, with the significant increase in the numbers of foreign businesses that have established operations in India, the competition to attract and retain employees there has increased significantly. As a result of the increased competition for skilled workers, we experienced increased compensation costs and expect these costs to increase in the future. Our reliance on our workforce in India makes us particularly susceptible to disruptions in the business environment in that region. In particular, sophisticated telecommunications links, high speed data communications with other eGain offices and customers, and overall consistency and stability of our business infrastructure are vital to our day to day operations, and any impairment of such infrastructure will cause our financial condition and results to suffer. The maintenance of stable political relations between the United States, European Union and India are also of great importance to our operations.

Any of these risks could have a significant impact on our product development, customer support or professional services. To the extent the benefit of maintaining these operations abroad does not exceed the expense of establishing and maintaining such activities, our operating results and financial condition will suffer.

Fluctuations in exchange rates between the Euro, the British pound, the Rupee and the U.S. dollar in which we do business, may adversely affect our operating results.

We transact business in an international environment. As we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. We generate a substantial portion of our revenues and expenses in currencies other than the U.S. dollar, including the euro and the British pound and we incur Indian rupee expenses. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict or provide guidance on our results.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We have not yet experienced, but may in the future experience, significant foreign currency transaction losses, especially because we generally do not engage in currency hedging. To the extent the international component of our revenue grows, our results of operations will become more sensitive to foreign exchange rate fluctuations.

Our reserves may be insufficient to cover receivables we are unable to collect

We assume a certain level of credit risk with our customers in order to do business. Conditions affecting any of our customers could cause them to become unable or unwilling to pay us in a timely manner, or at all, for products or services we have already provided them. In the past, we have experienced collection delays from certain customers, and we cannot predict whether we will continue to experience similar or more severe delays in the future. Although we have established reserves to cover losses due to delays or inability to pay, there can be no assurance that such reserves will be sufficient to cover our losses. If losses due to delays or inability to pay are greater than our reserves, it could harm our business, operating results and financial condition.

Litigation and infringement claims could be costly to defend and distract our management team

We may be involved in legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the intellectual property or proprietary rights of third parties, employment claims and other commercial contract disputes. Third parties may also infringe or misappropriate our copyrights, trademarks and other proprietary rights for which we may be required to file suit to protect or mediate our rights. In the past we have had lawsuits brought or threatened against us in a variety of contexts including but not limited to claims related to issues associated with our initial public offering of common stock, breach of contract and litigation associated with the termination of employees.

From time to time, parties have also asserted or threatened infringement claims, and may continue to do so. Because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. In particular, intellectual property litigation is expensive and time-consuming and could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Where appropriate, we intend to vigorously defend all claims. However, any actual or threatened claims, even if not meritorious or material, could result in the expenditure of significant financial and managerial resources. The continued defense of these claims and other types of lawsuits could divert management's attention away from running our business. Negative developments in lawsuits could cause our stock price to decline as well. In addition, required amounts to be paid in settlement of any claims, and the legal fees and other costs associated with such settlement cannot be estimated and could, individually or in the aggregate, materially harm our financial condition.

We rely on trademark, copyright, trade secret laws, contractual restrictions and patent rights to protect our intellectual property and proprietary rights and if these rights are impaired our ability to generate revenue will be harmed

We regard our patents, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and partners to protect our proprietary rights. We have numerous registered trademarks as well as common law trademark rights in the United States and internationally. In addition, we own several patents in the area of case-based reasoning. We plan to seek additional trademark and patent protection in the future. We do not know if our trademark and patent applications will be granted, or whether they will provide the protection we desire, or whether they will subsequently be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries, where the laws may not protect our proprietary rights as fully as in the United States. Furthermore, our competitors may independently develop technology similar to our technology.

Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, we routinely require employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology, or business plans. In addition, we require employees to agree to surrender any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. In addition, some of our license agreements with certain customers and partners require us to place the source code for our products into escrow. These agreements typically provide that some party will have a limited, non-exclusive right to access and use this code as authorized by the license agreement if there is a bankruptcy proceeding instituted by or against us, or if we materially breach a contractual commitment to provide support and maintenance to the party.

Unknown software defects could disrupt our products and services and problems arising from our vendors' products or services could disrupt operations, which could harm our business and reputation

Our product and service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects or errors in translation or integration, particularly when first introduced or when new versions are released or localized for international markets. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. It is possible that, despite testing by us, defects may occur in the software and we can give no assurance that our products and services will not experience such defects in the future. Furthermore, our customers generally use our products together with products from other companies. As a result, when problems occur in the integration or network, it may be difficult to identify the source of the problem. Even when our products do not cause these problems, these problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations problems. These defects or problems could result in damage to our reputation, lost sales, product liability claims, delays in or loss of market acceptance of our products, product returns and unexpected expenses, and diversion of resources to remedy errors.

Our common stock has been delisted and thus the price and liquidity of our common stock has been affected and our ability to obtain future equity financing may be further impaired

In February 2004, we were delisted from the Nasdaq SmallCap Market due to noncompliance with Marketplace Rule 4310(c)(2)(B), which requires companies listed to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

Our common stock now trades on the OTC Bulletin Board owned by the Nasdaq Stock Market, Inc., which was established for securities that do not meet the listing requirements of the Nasdaq Global Market. The OTC

Bulletin Board is generally considered less efficient than the Nasdaq Global Market. Consequently, selling our common stock is likely more difficult because of diminished liquidity in smaller quantities of shares likely being bought and sold, transactions could be delayed, and securities analysts' and news media coverage of us may be further reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of common stock.

Our listing on the OTC Bulletin Board, or further declines in our stock price, may greatly impair our ability to raise additional necessary capital through equity or debt financing, and significantly increase the dilution to our current stockholders caused by any issuance of equity in financing or other transactions. The price at which we would issue shares in such transactions is generally based on the market price of our common stock and a decline in the stock price could result in our need to issue a greater number of shares to raise a given amount of funding.

In addition, as our common stock is not listed on a principal national exchange, we are subject to Rule 15g-9 under the Securities and Exchange Act of 1934, as amended. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our common stock and affect the ability of holders to sell their shares of our common stock in the secondary market. Moreover, investors may be less interested in purchasing low-priced securities because the brokerage commissions, as a percentage of the total transaction value, tend to be higher for such securities, and some investment funds will not invest in low-priced securities (other than those which focus on small-capitalization companies or low-priced securities).

Our stock price has demonstrated volatility and overall declines since being listed on the public market and continued market conditions may cause further declines or fluctuations

The price at which our common stock trades has been and will likely continue to be highly volatile and show wide fluctuations and substantial declines due to factors such as the following:

- the thinly traded nature of our stock on the OTC Bulletin Board;
- concerns related to liquidity of our stock, financial condition or cash balances;
- actual or anticipated fluctuations in our operating results, our ability to meet announced or anticipated profitability goals and changes in or failure to meet securities analysts' expectations;
- announcements of technological innovations and/or the introduction of new services by us or our competitors;
- developments with respect to intellectual property rights and litigation, regulatory scrutiny and new legislation;
- conditions and trends in the Internet and other technology industries; and
- general market and economic conditions.

Furthermore, the stock market has recently and in the past experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies, regardless of the specific operating performance of the affected company. These broad market fluctuations may cause the market price of our common stock to increase and decline.

In addition, in past periods of volatility in the market price of a particular company's securities, securities class action litigation has been brought against that company following such declines. To the extent our stock price precipitously drops in the future, we may become involved in this type of litigation. Litigation of this kind, or involving intellectual property rights, is often expensive and diverts management's attention and resources, which could continue to harm our business and operating results.

Ability to hire and retain key personnel

Our success will also depend in large part on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel. The loss of the services of any of our senior management or other key personnel, including our Chief Executive Officer and co-founder, Ashutosh Roy, could harm our business.

Increased levels of attrition in the Indian workforce on which we deeply rely for research and development and where we have moved significant resources in recent years would have significant effects on the company and its results of operations.

Unplanned system interruptions and capacity constraints and failure to effect efficient transmission of customer communications and data over the Internet could harm our business and reputation

Our customers have in the past experienced some interruptions with the eGain-hosted operations. We believe that these interruptions will continue to occur from time to time. These interruptions could be due to hardware and operating system failures. As a result, our business will suffer if we experience frequent or long system interruptions that result in the unavailability or reduced performance of our hosted operations or reduce our ability to provide remote management services. We expect to experience occasional temporary capacity constraints due to sharply increased traffic or other Internet wide disruptions, which may cause unanticipated system disruptions, slower response times, impaired quality, and degradation in levels of customer service. If this were to continue to happen, our business and reputation could be seriously harmed.

The growth in the use of the Internet has caused interruptions and delays in accessing the Internet and transmitting data over the Internet. Interruptions also occur due to systems burdens brought on by unsolicited bulk email or "Spam," malicious service attacks and hacking into operating systems, viruses, worms and "Trojan" horses, the proliferation of which is beyond our control and may seriously impact our and our customers' businesses.

Because we provide Internet-based eService software, interruptions or delays in Internet transmissions will harm our customers' ability to receive and respond to online interactions. Therefore, our market depends on ongoing improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Most of our computer and communications systems are located in Mountain View, California. Due to our locations, our systems and operations are vulnerable to damage or interruption from fire, earthquake, power loss, telecommunications failure and similar events.

We have entered into service agreements with some of our customers that require minimum performance standards, including standards regarding the availability and response time of our remote management services. If we fail to meet these standards, our customers could terminate their relationships with us, and we could be subject to contractual refunds and service credits to customers. Any unplanned interruption of services may harm our ability to attract and retain customers.

We may be liable for activities of customers or others using our hosted operations

As a provider of customer service and contact center software for the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the actions of our customers, and their customers, or others using our solutions or communicating through our networks. This liability could result from the nature and content of the communications transmitted by customers through the hosted operations. We do not and cannot screen all of the communications generated by our customers, and we could be exposed to liability with respect to this content. Furthermore, some foreign governments, including

Germany and China, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. In some instances criminal liability may arise in connection with the content of Internet transmissions.

Although we carry general liability and umbrella liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There also is a risk that a single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Should either of these risks occur, capital contributed by our stockholders might need to be used to settle claims. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage could harm our reputation and business and operating results, or could result in the imposition of criminal penalties.

If our system security is breached, our business and reputation could suffer and we may face liability associated with disclosure of sensitive customer information

A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in our security and any breach could harm our business and reputation. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, or loss of data. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach since our applications frequently manage sensitive and personally identifiable customer information. We may also be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information and fraud and identity theft crimes associated with such use or loss. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results.

The regulatory environment for and certain legal uncertainties in the operation of our business and our customer's business could impair our growth or decrease demand for our services or increase our cost of doing business

Few laws currently apply directly to activity on the Internet and related services for businesses operating commercial online service. However, new laws are frequently proposed and other laws made applicable to Internet communications every year both in the U.S. and internationally. In particular, in the operation of our business we face risks associated with privacy, confidentiality of user data and communications, consumer protection and pricing, taxation, content, copyright, trade secrets, trademarks, antitrust, defamation and other legal issues. In particular, legal concerns with respect to communication of confidential data have affected our financial services and health care customers due to newly enacted federal legislation. The growth of the industry and the proliferation of ecommerce services may prompt further legislative attention to our industry and thus invite more regulatory control of our business. Further, the growth and development of the market for commercial online transactions may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies engaged in ecommerce. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

In addition, the applicability of laws and regulations directly applicable to the businesses of our customers, particularly customers in the fields of financial services, will continue to affect us. The security of information about our customers' end-users continues to be an area where a variety of laws and regulations with respect to privacy and confidentiality are enacted. As our customers implement the protections and prohibitions with respect to the transmission of end-user data, our customers will look to us to assist them in remaining in compliance with this evolving area of regulation. In particular the Gramm-Leach-Bliley Act contains restrictions with respect to the use and protection of financial services records for end-users whose information may pass through our system.

The imposition of more stringent protections and/or new regulations and the application of existing laws to our business could burden our company and those with which we do business. Further, the adoption of additional laws and regulations could limit the growth of our business and that of our business partners and customers. Any decreased generalized demand for our services, or the loss/decrease in business by a key partner or customer due to regulation or the expense of compliance with any regulation, could either increase the costs associated with our business or affect revenue, either of which could harm our financial condition or operating results.

Finally, we face increased regulatory scrutiny and potential criminal liability for our executives associated with various accounting and corporate governance rules promulgated under the Sarbanes-Oxley Act of 2002. We have reviewed and will continue to monitor all of our accounting policies and practices, legal disclosure and corporate governance policies under the new legislation, including those related to relationships with our independent accountants, enhanced financial disclosures, internal controls, board and board committee practices, corporate responsibility and loan practices, and intend to fully comply with such laws. Nevertheless, such increased scrutiny and penalties involve risks to both eGain and our executive officers and directors in monitoring and insuring compliance. A failure to properly navigate the legal disclosure environment and implement and enforce appropriate policies and procedures, if needed, could harm our business and prospects.

We may need to license third-party technologies and may be unable to do so

To the extent we need to license third-party technologies, we may be unable to do so on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our products or services. Third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs. Our inability to obtain and successfully integrate any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. This in turn would harm our business and operating results.

We may engage in future acquisitions or investments that could dilute our existing stockholders, cause us to incur significant expenses or harm our business.

We may review acquisition or investment prospects that might complement our current business or enhance our technological capabilities. Integrating any newly acquired businesses or their technologies or products may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, if at all, and, in the case of equity financings, may result in dilution to our existing stockholders. We may not be able to operate acquired businesses profitably. If we are unable to integrate newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease all facilities used in our business. The following table summarizes our principal properties.

Location	Principal Use	Approximate Square Footage	Lease Expiration Date
Mountain View, California ...	Corporate Headquarters	16,000	2011
Pune, India	Corporate Offices	24,331	2013
Delhi, India	Corporate Offices	6,000	2016
Slough, England	European Headquarters	7,000	2013

Including a new office in Delhi, India which opened in October, 2007, we believe our facilities are suitable for our uses and are generally adequate to support the current level of operations for the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

Beginning on October 25, 2001, a number of securities class action complaints were filed against us, and certain of our then officers and directors and underwriters connected with our initial public offering of common stock in the U.S. District Court for the Southern District of New York (*consolidated into In re Initial Public Offering Sec. Litig.*). The complaints alleged generally that the prospectus under which such securities were sold contained false and misleading statements with respect to discounts and excess commissions received by the underwriters as well as allegations of "laddering" whereby underwriters required their customers to purchase additional shares in the aftermarket in exchange for an allocation of IPO shares. The complaints sought an unspecified amount in damages on behalf of persons who purchased the common stock between September 23, 1999 and December 6, 2000. Similar complaints were filed against 55 underwriters and more than 300 other companies and other individuals. The over 1,000 complaints were consolidated into a single action. We reached an agreement with the plaintiffs to resolve the cases as to our liability and that of our officers and directors. The settlement involved no monetary payment or other consideration by us or our officers and directors and no admission of liability. On August 31, 2005, the court issued an order preliminarily approving the settlement and setting a public hearing on its fairness for April 24, 2006 (the postponement from January 2006 to April 2006 was because of difficulties in mailing the required notice to class members). On October 27, 2005, the court issued an order making some minor changes to the form of notice to be sent to class members. On January 17, 2006, the court issued an order modifying the preliminary settlement approval order to extend the time within which notice must be given to the class, which time had expired on January 15, 2006. The underwriter defendants filed further objections to the settlement on March 20, 2006 and asked that the April 24, 2006 final settlement approval hearing be postponed until after the Second Circuit rules on the underwriters' appeal from the Court's class certification order (which appeal is briefed and awaiting oral argument). On March 29, 2006, the Court denied the request, stating that it would address the underwriters' points at the April 24, 2006 hearing. On April 24, 2006, the Court held a public hearing on the fairness of the proposed settlement. Meanwhile the consolidated case against the underwriters has proceeded. In October 2004, the district court certified a class. On December 5, 2006, however, the Second Circuit reversed, holding that a class could not be certified. *In re Initial Public Offering Sec. Litig.*, 471 F.3d 24 (2d Cir. 2006). the Second Circuit's holding, while directly affecting only the underwriters, raised some doubt as to whether the settlement class contemplated by the proposed issuer settlement will be approved in its present form. A petition for rehearing was filed January 5, 2007. The court of appeals denied a petition for rehearsing on April 6, 2007. On June 25, 2007, the district court entered a stipulated order terminating the proposed issuer settlement. Plaintiffs are proceeding with discovery as to underwriters and issuers, although principally with respect to focus or test cases that do not name the Company as a defendant. Defendants moved to dismiss the focus cases; on March 26, 2008, the court largely denied that motion. The parties are briefing a new class certification motion, which is expected to be heard in late 2008. We have not accrued any liability or expect the outcome of this litigation to have a material impact on our financial condition.

With the exception of this matter, we are not a party to any other material pending legal proceedings, nor is our property the subject of any material pending legal proceeding, except routine legal proceedings arising in the ordinary course of our business and incidental to our business, none of which are expected to have a material adverse impact, as taken individually or in the aggregate, upon our business, financial position or results of operations. However, even if these claims are not meritorious, the ultimate outcome of any litigation is uncertain, and it could divert management's attention and impact other resources.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market Information

eGain's Common Stock trades on the OTC Bulletin Board under the symbol "EGAN.OB". The following table sets forth, for the periods indicated, high and low bid prices for eGain's Common Stock as reported by the OTC Bulletin Board.

	High	Low
Year Ended June 30, 2008		
First Quarter	$1.30	$0.88
Second Quarter	1.25	0.45
Third Quarter	0.95	0.45
Fourth Quarter	1.00	0.53
Year Ended June 30, 2007		
First Quarter	$1.65	$1.04
Second Quarter	1.80	1.20
Third Quarter	1.45	1.01
Fourth Quarter	1.26	0.94

(b) Holders

As of September 22, 2008, there were approximately 369 stockholders of record. This number does not include stockholders whose shares are held in trust by other entities. We estimate that there were approximately 4,800 beneficial stockholders of our common stock as of September 22, 2008.

(c) Dividends

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business and do not intend to pay any cash dividends in the foreseeable future.

(d) Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of June 30, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Assumed Stock Option Plans (1)	6,606	$59.98	—
1998 Stock Plan	588,905	$ 5.92	11,211
2005 Stock Incentive Plan	384,064	$ 1.07	75,936
Equity compensation plans not approved by security holders			
Assumed Stock Option Plans (1)	73	$40.75	—
2000 Non-Management Plan	165,876	$10.04	28,969
2005 Management Plan	1,132,800	$ 0.77	325,850
Total	2,278,324	$ 3.00	441,966

(1) Includes the aggregate number of securities to be issued upon exercise of options assumed in connection with our acquisition of several companies. There are no remaining options available for future issuance under these plans.

Equity Compensation Plans Not Approved By Security Holders

2000 Non-Management Plan

In July 2000, eGain's Board of Directors adopted the 2000 Non-Management Plan (the "2000 Non-Management Plan") which provides for the grant of non-statutory stock options and stock purchase rights to employees of eGain. A total of 200,000 shares of common stock were reserved for issuance under the Non-Management Plan.

2005 Management Stock Option Plan

In May 2005, eGain's Board of Directors adopted the 2005 Management Stock Option Plan (the "2005 Management Plan") pursuant to which, the Compensation Committee may grant NSOs to purchase up to 962,400 shares of eGain common stock, at an exercise price of not less than 100% of the fair market value of such common stock, to directors, officers and key employees of the Company and its subsidiaries. Options granted under the 2005 Management Plan are subject to vesting as determined by the Compensation Committee. The options are exercisable for up to five (5) years from the date of grant.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth on the following page should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere in this Form 10-K. Historical results are not necessarily indicative of results that may be expected for future periods.

	Fiscal Years Ended June 30,				
	2008	2007	2006	2005	2004
	(in thousands, except per share information)				
Revenue:					
License	$ 6,570	$ 3,407	$ 5,967	$ 5,960	$ 4,058
Support and Services	23,537	19,066	16,597	14,468	15,545
Total revenue	30,107	22,473	22,564	20,428	19,603
Cost of license	80	99	231	406	1,646
Cost of support and services	11,556	9,132	6,985	6,215	6,462
Gross profit	18,471	13,242	15,348	13,807	11,495
Operating costs and expenses:					
Research and development	5,098	3,973	3,046	2,367	2,942
Sales and marketing	11,747	12,853	9,570	8,855	8,284
General and administrative	4,240	2,884	2,637	3,295	3,447
Amortization of intangible assets	—	—	—	—	1,203
Restructuring and other	—	—	—	(922)	23
Total operating costs and expenses	21,085	19,710	15,253	13,595	15,899
Income / (Loss) from operations	(2,614)	(6,468)	95	212	(4,404)
Interest expense, net	(1,659)	(1,167)	(1,040)	(954)	(596)
Other income	332	72	32	100	106
Loss before income tax	(3,941)	(7,563)	(913)	(842)	(4,894)
Income tax	(206)	(136)	(146)	—	—
Net loss	(4,147)	(7,699)	(1,059)	(842)	(4,894)
Dividends on convertible preferred stock	—	—	—	(3,732)	(7,384)
Net loss applicable to common stockholders	$(4,147)	$(7,699)	$(1,059)	$(4,574)	$(12,278)
Per share information:					
Basic/Diluted net loss per common share	$ (0.27)	$ (0.50)	$ (0.07)	$ (0.47)	$ (3.33)
Weighted average shares used in computing basic/diluted net loss per common share	15,330	15,317	15,308	9,731	3,688

Below is summary of stock based compensation included in the costs and expenses above:

	2008	2007	2006	2005	2004
Cost of support and services	$ 41	$ 47	$ 34	$ —	$ —
Research and development	57	39	53	—	—
Sales and marketing	67	127	80	—	—
General and administrative	153	62	95	—	—
Total stock-based compensation expense	$ 318	$ 273	$ 262	$ —	$ —

	June 30,				
	2008	2007	2006	2005	2004
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 3,790	$ 6,195	$ 6,916	$ 4,498	$ 5,181
Working capital	(2,666)	(4,111)	347	794	2,009
Total assets	13,914	15,362	16,105	15,904	15,161
Deferred revenue	5,164	5,541	4,259	4,144	3,731
Long-term debt	16,553	11,820	8,729	7,648	6,607

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of the words such as "anticipates," "believes," "continue," "could," "would," "estimates," "forecasts," "expects," "intends," "may," "might," "plans," "potential," "predicts," "should," or "will" and similar expressions or the negative of those terms. The forward-looking statements include, but are not limited to, risks stemming from: our failure to improve our sales results and grow revenue; our failure to compete successfully in the markets in which we do business; the impact of our hybrid revenue model; our history of net losses and our ability to achieve profitability; the adequacy of our capital resources and need for additional financing; the continued lengthy and delayed sales cycles of our goods and services; the development of our strategic relationships and third party distribution channels; broad economic and political instability around the world affecting the market for our goods and services; the continued adoption of customer service and contact center software solutions; our ability to respond to rapid technological change and competitive challenges; our substantial international operations; legal and regulatory uncertainties and other risks related to protection of our intellectual property assets; and the operational integrity and maintenance of our systems. Our actual results could differ materially from those discussed in statements relating to our future plans, product releases, objectives, expectations and intentions, and other assumptions underlying or relating to any of these statements. Factors that could contribute to such differences include those discussed in "Factors That May Affect Future Results" and elsewhere in this document. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or understanding to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a pioneer in, and a leading provider of, customer service and contact center software that enables companies to build customer interaction hubs. An innovative approach to customer service, these hubs are designed to reduce customer service costs while enhancing customer experience within and across interaction channels by centralizing interaction history, knowledge management, business rules, analytics, workflow and application management in one platform. Trusted by prominent enterprises and growing mid-sized companies worldwide, eGain's award winning software has been helping organizations achieve and sustain customer service excellence for more than a decade.

We were founded in September 1997. Since inception, we have incurred substantial costs developing our proprietary technological solutions, recruiting and compensating personnel, and purchasing operating assets. In response to our revenues declining during fiscal years 2001 through 2004, we took actions to reduce overall expense rates.

Based upon the increased revenues and income from operations in fiscal years 2006 and 2005 as well as the positive cash flow from operating activities in fiscal year 2006, we made increased investments in our business in fiscal year 2007 including an expansion of the product and sales and marketing teams. This investment was driven in part by the OEM agreement we signed with Cisco Systems in August 2006. The investment we made in our sales and marketing teams did not convert into revenue in fiscal year 2007 due to the ramp up time of the new sales personnel and the shift in our business mix from license arrangements to hosting arrangements. In fiscal year 2007, we recorded revenue of $22.5 million, loss from operations of $6.5 million and net cash used in operations of $2.8 million.

In fiscal year 2008, we began to see the benefits from the investments we made in our business in fiscal year 2007 and as a result, recorded revenue of $30.1 million and reduced our loss from operations to $2.6 million. We anticipate an increase in revenue in fiscal year 2009.

We believe that existing capital resources will enable us to maintain current and planned operations for the next 12 months. We intend to continue to make investments in product development and technology to enhance our current products and services, develop new products and services and further advance our solution offerings. We have only achieved profitability on an operating basis in fiscal years 2006 and 2005, and in view of the rapidly evolving nature of our business and limited operating history, we believe that period-to-period comparisons of our revenue and operating results may not be meaningful and should not be relied upon as indications of future performance.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, valuation allowance and accrued liabilities, long-lived assets and stock-based compensation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We derive revenues from two sources: license fees, and support and services. Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail.

We apply the provisions of Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, ("SOP 97-2") as amended by SOP No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, ("SOP 98-9") to all transactions involving the licensing of software products. In the event of a multiple element arrangement for a license transaction we evaluate the transaction as if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in SOP 97-2, or for a hosting transaction, Emerging Issues Task Force Issue ("EITF") No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, ("EITF 00-21"). For fixed fee arrangements the services revenues are recognized in accordance with the provisions of SOP No. 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*, ("SOP 81-1") when reliable estimates are available for the costs and efforts necessary to complete the implementation services. When such estimates are not available, the completed contract method is utilized.

When licenses are sold together with system implementation and consulting services, license fees are recognized upon shipment, provided that (i) payment of the license fees is not dependent upon the performance of the consulting and implementation services, (ii) the services are available from other vendors, (iii) the services qualify for separate accounting as we have sufficient experience in providing such services, have the ability to estimate cost of providing such services, and we have vendor specific objective evidence of pricing, and (iv) the services are not essential to the functionality of the software.

We use signed software license and services agreements and order forms as evidence of an arrangement for sales of software, hosting, maintenance and support. We use signed engagement letters to evidence an arrangement for professional services.

License Revenue

We recognize license revenue when persuasive evidence of an arrangement exists, the product has been delivered, no significant obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is probable. In software arrangements that include rights to multiple software products and/or services, we use the residual method under which revenue is allocated to the undelivered elements based on vendor specific objective evidence of the fair value of such undelivered elements. The residual amount of revenue is allocated to the delivered elements and recognized as revenue assuming all other criteria for revenue recognition have been met. Such undelivered elements in these arrangements typically consist of software maintenance and support, implementation and consulting services and in some cases hosting services.

Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We have standard payment terms included in our contracts. We assess collectibility based on a number of factors, including the customer's past payment history and its current creditworthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

We periodically sell to resellers. License sales to resellers as a percentage of total revenue was approximately 1% in fiscal 2008 and 4% in fiscal 2007. Revenue from sales to resellers is generally recognized upon delivery to the reseller but depends on the facts and circumstances of the transaction, such as our understanding of the reseller's plans to sell the software, if there are any return provisions, price protection or other allowances, the reseller's financial status and our past experience with the particular reseller. Historically sales to resellers have not included any return provisions, price protections or other allowances.

Professional Services Revenue

Included in support and services revenues are revenues derived from system implementation, consulting and training. For license transactions, the majority of our consulting and implementation services and accompanying agreements qualify for separate accounting. We use vendor specific objective evidence of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. Substantially all of our contracts are on a time-and-materials basis. For time-and-materials contracts, where the services are not essential to the functionality, we recognize revenue as services are performed. If the services are essential to functionality, then both the product license revenue and the service revenues are recognized under the percentage of completion method. For a fixed-fee contract, we recognize revenue based upon the costs and efforts to complete the services in accordance with the percentage of completion method provided we are able to estimate such cost and efforts.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the agreement. The first major milestone was delivered and accepted in December 2006. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have determined that this arrangement should be accounted for under the contract accounting method per paragraph 74 of SOP 97-2. In addition, we have determined that no loss will be incurred in the arrangement, however, at present the lowest probable level of profit cannot be determined, and therefore, a zero estimate of profit is used in calculating revenue. Revenue from this arrangement as a percentage of total revenue was approximately 3% for the fiscal year ended June 30, 2008, and is all related to professional services revenue.

For hosting, consulting and implementation services that do not qualify for separate accounting, we recognize the services revenue ratably over the estimated life of the customer hosting relationship.

Training revenue is recognized when training is provided, or in the case of hosting, when the customer also has access to the hosting services, if such training services meet the separable criteria.

Hosting Services Revenue

Included in support services revenues are revenues derived from our hosted service offerings. We recognize hosting services revenue ratably over the period of the applicable agreement as services are provided. Hosting agreements are typically for a period of one or two years and automatically renew unless either party cancels the agreement. The majority of the hosting services customers purchase a combination of our hosting service and professional services. In some cases the customer may also acquire a license for the software.

We evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. We consider the applicability of EITF No. 00-03, *Application of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware,* ("EITF 00-03") on a contract-by-contract basis. In hosted term-based agreements, where the customer does not have the contractual right to take possession of the software, the revenue is recognized on a monthly basis over the term of the contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. For professional services that we determine do not have stand-alone value to the customer, we recognize the services revenue ratably over the longer of the remaining contractual period or the remaining estimated life of the customer hosting relationship, once hosting has gone live. We currently estimate the life of the customer hosting relationship to be 20 months, based on the average life of all hosting customer relationships.

If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2. We have established vendor specific objective evidence for the hosting and support elements of perpetual license sales, based on the prices charged when sold separately and substantive renewal terms. Accordingly, revenue for the perpetual software license element is determined using the residual method and is recognized upon delivery. Revenue for the hosting and support elements is recognized ratably over the contractual time period. Professional services are recognized as described above under "Professional Services Revenue." If evidence of fair value cannot be established for the undelivered elements of an agreement, the entire amount of revenue from the arrangement is recognized ratably over the period that these elements are delivered.

Maintenance and Support Revenue

Included in support services revenues are revenues derived from maintenance and support. Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Maintenance and support is renewable by the customer on an annual basis. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") effective July 1, 2005. SFAS 123R is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes valuation assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation. We determine the appropriate measure of expected volatility by reviewing historic volatility in the share price of our common stock. We base our assumptions for forfeiture rates on our historic activity. We used a temporary "shortcut approach" to develop the estimate of the expected life of a "plain vanilla" employee stock option. Under this approach, the expected life would be presumed to be the mid-point between the vesting date and the end of the contractual term. SFAS 123R also requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement reduces net operating cash flows and increases net financing cash flows in periods after the effective date. This tax difference for unexercised options must also be recorded as a deferred tax item and recorded in additional paid in capital.

Valuation of Goodwill

We review goodwill annually for impairment (or more frequently if impairment indicators arise). We perform an annual goodwill impairment review April 1 every year and we have found no impairment in the last three years.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to reserve for potential uncollectible trade receivables. We review our trade receivables by aging category to identify specific customers with known disputes or collectibility issues. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. If we make different judgments or utilize different estimates, material differences may result in additional reserves for trade receivables, which would be reflected by charges in general and administrative expenses for any period presented. We write off a receivable after all collection efforts have been exhausted and the amount deemed uncollectible.

Deferred tax valuation allowance

When we prepare our consolidated financial statements, we estimate our income tax liability for each of the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from differing treatment of certain items for tax and accounting purposes. The net deferred tax assets are reduced by a valuation allowance if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We must make significant judgments to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred asset. As of June 30, 2008, we had a valuation allowance of approximately $76.2 million, of which approximately $75.1 million was attributable to U.S. and state net operating loss and research and development credit carryforwards.

We adopted the FASB Interpretation No. 48 (FIN48), *"Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109,"* effective July 1, 2007. FIN 48 is an interpretation of Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes,"* and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In accordance with our accounting policy, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of other income and expense. This policy did not change as a result of our adoption of FIN 48.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the periods indicated.

	Fiscal Year		
	2008	2007	2006
Revenue:			
License	22%	15%	26%
Support and Services	78%	85%	74%
Total revenue	100%	100%	100%
Cost of license	0%	0%	1%
Cost of support	39%	41%	31%
Gross profit	61%	59%	68%
Research and development	17%	18%	13%
Sales and marketing	39%	57%	42%
General and administrative	14%	13%	12%
Total operating costs and expenses	70%	88%	67%
(Loss) / Income from operations	(9)%	(29)%	1%

Revenue

Total revenue, which consists of license revenue and support and services revenue, was $30.1 million, $22.5 million, and $22.6 million, in fiscal years 2008, 2007, and 2006, respectively. In fiscal year 2008, total revenue increased 34%, or $7.6 million from the prior year. There was an increase in all revenue types in fiscal year 2008. Our international sales accounted for approximately 48% of total revenue in fiscal year 2008 an increase from 45% in the prior year. The impact of the strengthening of the European currencies against the US dollar contributed to an increase of about $565,000 in total revenue compared to fiscal year 2007.

Total revenue in fiscal year 2007 remained substantially unchanged from fiscal year 2006. The unchanged total revenue in fiscal year 2007 was primarily due to the increase in support and services revenue offset by the decrease in license revenue.

We are continuing to see increased interest from medium to large-sized companies in our customer interaction solutions. Based upon this interest, we recorded our highest total revenue in the past six years. There is however general unpredictability of the length of our current sales cycles, the timing of revenue recognition on more complex license transactions, seasonal buying patterns and global economic concerns. For example, in fiscal year 2007 we deferred license revenue of $2.1 million due to the complexity of three large transactions we executed in the fourth quarter of fiscal year 2007 and recognized this revenue in fiscal year 2008. Also, because we offer a hybrid delivery model, the mix of new hosting and license business in a quarter could also have an impact on our revenue in a particular quarter. We are continuing to see the mix of license and hosting business fluctuate from quarter to quarter. The value of new hosting transactions, as a percentage of combined new hosting and license business was over 43% and 39% for the fiscal years 2008 and 2007, respectively. For license transactions the license revenue amount is generally recognized in the quarter delivery, and acceptance of our software takes place whereas, for hosting transactions, hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years. As a result, our total revenue may increase or decrease in future quarters as a result of the timing and mix of license and hosting transactions.

License

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
	(in thousands)						
Revenue:							
License	$6,570	$3,407	$5,967	$3,163	93%	$(2,560)	(43)%
Percentage of total revenue	22%	15%	26%				

License revenue was $6.6 million, $3.4 million, and $6.0 million in fiscal years 2008, 2007, and 2006, respectively. This represents an increase of 93% or $3.2 million in fiscal year 2008 from fiscal year 2007 compared to a decrease of 43% or $2.6 million in fiscal year 2007 from fiscal year 2006. License revenue represented 22%, 15% and 26% of total revenue for the fiscal years 2008, 2007 and 2006, respectively. The increase in fiscal year 2008 was primarily due to the increase in the average size of license transactions recognized that included approximately $2.1 million from transactions we signed in fiscal year 2007.

The decrease in fiscal year 2007 was primarily due in part to: (i) the shift in our customer's buying patterns resulting in an increase in new hosting business and (ii) the deferral of revenue for three large license transactions totaling $2.1 million in the fourth quarter of fiscal year 2007. Even though license revenue decreased in fiscal year 2007, the size of license transactions signed in fiscal year 2007 increased from fiscal year 2006. The total revenue of the three largest license contracts signed in fiscal year 2007 was $3.8 million including two transactions over $1.0 million and one of approximately $800,000 compared to two license transactions over $1.0 million in fiscal year 2006. The total revenue of the three largest license contracts signed in fiscal year 2007 was $3.8 million and $2.1 million of this amount was deferred to fiscal year 2008. Given the general unpredictability of the length of current sales cycles, the mix of new hosting and license business and the uncertainty in global economy, license revenue may increase or decrease in the future quarters but we anticipate the total license revenues to increase in fiscal year 2009.

Support and Services

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
	(in thousands)						
Revenue:							
Hosting services	$ 5,825	$ 4,356	$ 3,658	$1,469	34%	$ 698	19%
Maint. and support services	$ 9,505	$ 8,832	$ 8,431	$ 673	8%	$ 401	5%
Professional services	$ 8,207	$ 5,878	$ 4,508	$2,329	40%	$1,370	30%
Total support and services	$23,537	$19,066	$16,597	$4,471	23%	$2,470	15%
Percentage of total revenue	78%	85%	74%				

Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Support and services revenue was $23.5 million, $19.1 million and $16.6 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 23% or $4.5 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 15% or $2.5 million in fiscal year 2007 compared to fiscal year 2006. Support and services revenue represented 78%, 85% and 74% of total revenue for the fiscal years 2008, 2007 and 2006, respectively.

Hosting revenue was $5.8 million, $4.4 million and $3.7 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 34% or $1.5 million in fiscal year 2008 compared to 19% or $698,000 in fiscal year 2007 compared to fiscal year 2006. Hosting revenues increased in fiscal year 2008 from fiscal year 2007 primarily due to the increased size of new hosting contracts with larger enterprises. There were three new large hosting contracts totaling over $2.8 million in fiscal year 2008. Hosting revenues increased year-over-year from fiscal year 2006 to fiscal year 2007 primarily due to the increased size of new hosting contracts with larger enterprises. There were two new large hosting contracts totaling over $2.5 million in fiscal year 2007 compared to four new hosting contracts over $100,000 in fiscal year 2006. We expect hosting revenue to increase in fiscal year 2009 based upon current renewal rates for existing hosted customers, the new hosting agreements entered into in recent quarters that we expect to start generating hosting revenue in future quarters and the increased interest we are seeing for our hosting or on demand services from our target customers.

Maintenance and support revenue was $9.5 million, $8.8 million and $8.4 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 8% or $673,000 compared to fiscal year 2007 and an increase of 5% or $401,000 in fiscal year 2007 compared to fiscal year 2006. The increase in fiscal year 2008 was primarily due to the increase in license revenue. The increase in fiscal year 2007 was primarily related to the change in the exchange rate between the US dollar and British pound. We expect maintenance and support revenue to increase slightly or remain relatively constant in fiscal year 2009 based upon current renewal rates for existing maintenance and support customers and the projected levels of new license sales.

Professional services revenue was $8.2 million, $5.9 million and $4.5 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 40% or $2.3 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 30% or $1.4 million in fiscal year 2007 compared to fiscal year 2006. The increase in fiscal year 2008 was primarily due to the increase in multi-application sales and larger customer deployments. The increase in fiscal year 2007 was primarily due to (i) services delivered associated with the OEM Agreement we entered into with Cisco Systems in August 2006, (ii) our increased focus in selling our products and services to larger organizations has resulted in an increase in the size of professional services engagements with these larger companies deploying our customer interaction solutions within their organizations, contributing to an increase of approximately $600,000 in North America and (iii) the ratable recognition of hosting implementation services deferred in fiscal year 2006. Based upon our current sales pipeline and our current sales strategy we expect professional services revenue to increase slightly or remain relatively constant in fiscal year 2009.

In fiscal years 2008, 2007 and 2006, no single customer accounted for more than 10% of total revenue.

Cost of Revenue

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
			(in thousands)				
Cost of revenue	$11,636	$9,231	$7,216	$2,405	26%	$2,015	28%
Percentage of total revenue	39%	41%	32%				
Gross Margin	61%	59%	68%				

Total cost of revenue was $11.6 million, $9.2 million and $7.2 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 26% or $2.4 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 28% or $2.0 million in fiscal year 2007 compared to fiscal year 2006. Total cost of revenue as a percentage of total revenues was 39% (a gross margin of 61%) in fiscal year 2008 as compared to 41% (a gross margin of 59%) in fiscal year 2007. The increase in fiscal year 2008 was primarily due to an increase in (i) personnel and personnel-related expenses of $1.2 million relating to an increase in headcount and an increase in compensation for existing employees, (ii) outside consulting expense of $464,000 primarily for services subcontracted through a partner in Europe, (iii) international subsidiaries' expenses of approximately $256,000 related to the strengthening of the European and Indian currencies against the U.S. dollar, (iv) hosting related cost of approximately $233,000 and (v) the research and development personnel cost related to the Cisco OEM agreement of approximately $107,000.

The increase in fiscal year 2007 was primarily due to (i) the research and development personnel cost related to the Cisco OEM agreement of approximately $699,000, (ii) increased personnel expenses of $629,000 from the additional headcount from our operations in North America and India (iii) the increase in hosting related cost of approximately $177,000 and depreciation and software expenses of $204,000, and (iv) an increase in

European expenses of approximately $229,000 related to the change in the exchange rate between the U.S. dollar and British pound.

Gross margin for fiscal year 2008 was 61%, a slight increase from 59% in fiscal year 2007. Gross margin for fiscal year 2007 was 59% compared to 68% in fiscal 2006. The decrease in gross margin in fiscal year 2007 from fiscal year 2006 was primarily due to the mix between license revenue and support and services revenue.

In order to better understand the changes within our cost of revenues and resulting gross margins, we have provided the following discussion of the individual components of our cost of revenues.

Cost of License

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
			(in thousands)				
Cost of license	$80	$99	$231	$(19)	(19)%	$(132)	(57)%
Percentage of license revenue	1%	3%	4%				
Gross Margin	99%	97%	96%				

Cost of license primarily includes third-party software royalties and delivery costs for shipments to customers. Total cost of license was $80,000, $99,000 and $231,000 in fiscal years 2008, 2007 and 2006, respectively. This represented a decrease of 19% or $19,000 in fiscal year 2008 compared to 2007 and a decrease of 57% or $132,000 in fiscal year 2007 compared to fiscal year 2006. Total cost of license decreased as a percentage of total license revenues to 1% in fiscal year 2008 as compared to 3% in the fiscal year 2007 but the gross margin increased to 99% in fiscal year 2008 as compared to 97% in fiscal year 2007. There was no significant change in cost of license in fiscal year 2008 from fiscal year 2007. The decrease in fiscal year 2007 was due to the expiration and renegotiation of certain royalty agreements that resulted in a reduction in the amortization of prepaid royalties. We anticipate cost of license to remain relatively constant in future periods.

Cost of Support and Services

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
			(in thousands)				
Cost of support and services	$11,556	$9,132	$6,985	$2,424	27%	$2,147	31%
Percentage of supp. and serv. revenue	49%	48%	42%				
Gross Margin	51%	52%	58%				

Cost of support and services includes personnel costs for our hosting services, consulting services and customer support. It also includes depreciation of capital equipment used in our hosted network, cost of support for the third-party software and lease costs paid to remote co-location centers. In addition, as the Cisco OEM arrangement is being accounted for under the contract accounting method per paragraph 74 of SOP 97-2 and a zero estimate of profit is being used in calculating revenue, we recorded costs associated with this agreement of approximately $1.0 million in fiscal year 2008 compared to $911,000 in fiscal year 2007. The majority of the services delivered in connection with this agreement have been performed by research and development personnel totaling approximately $806,000 and $680,000 for fiscal years 2008 and 2007, respectively, and the remainder was being performed by services and sales personnel.

Total cost of support and services was $11.6 million, $9.1 million, and $7.0 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 27% or $2.4 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 31% or $2.1 million in fiscal year 2007 compared to fiscal year 2006. Total cost of support and services as a percentage of total support and services revenue was 49% (a gross margin of 51%) in the fiscal year 2008 compared to 48% (a gross margin of 52%) in the fiscal year 2007 period and 42% (a gross margin of 58%) in the fiscal year 2006 period.

The increase in cost of support and services in fiscal year 2008 was primarily due to an increase in (i) personnel and personnel-related expenses of $1.2 million relating to an increase in headcount and an increase in compensation for existing employees, (ii) outside consulting expense of $464,000 primarily for services subcontracted through a partner in Europe, (iii) international subsidiaries' expenses of approximately $256,000 related to the strengthening of the European and Indian currencies against the U.S. dollar, and (iv) hosting related cost of approximately $233,000.

The increase in fiscal year 2007 was primarily due to (i) the research and development personnel cost related to the Cisco OEM agreement of approximately $699,000, (ii) increased personnel expenses of $627,000 from the additional headcount from our operations in North America and India operations, (iii) the increase in hosting costs of approximately $177,000 and depreciation and software expenses of $204,000, and (iv) an increase in European expenses of approximately $229,000 related to the change in the exchange rate between the U.S. dollar and British pound.

Based upon current revenue expectations, we anticipate cost of support and services to increase in absolute dollars in future periods. While we continue to account for the Cisco OEM agreement with no profit for development related revenue the gross margins are subject to fluctuate based upon the level of Cisco-related services.

Research and Development

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
		(in thousands)					
Research and Development	$5,098	$3,973	$3,046	$1,125	28%	$927	30%
Percentage of total revenue	17%	18%	13%				

Research and development expenses primarily consist of compensation and benefits for our engineering, product management and quality assurance personnel and, to a lesser extent, occupancy costs and related overhead. Research and development expense was $5.1 million, $4.0 million and $3.0 million in fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 28% or $1.1 million in the fiscal year 2008 compared to fiscal year 2007 and an increase of 30% or $927,000 in fiscal year 2007 compared to fiscal year 2006. Total research and development expenses as a percentage of total revenues was 17% in the fiscal year 2008 compared to 18% in the fiscal year 2007. The year-over-year increases are consistent with our continued commitment to invest in product innovation.

The increase in fiscal year 2008 was primarily due to (i) a net increase of $713,000 in personnel related costs related to the compensation adjustment and increased headcount in North America partially offset by a reduction in the research and development personnel in India, (ii) increased outside consulting services of $334,000 and (iii) an increase in international subsidiaries' expenses of approximately $165,000 related to the strengthening of the European and Indian currencies against the U.S. dollar and was partially offset by a decrease of $107,000 for the services performed by research and development personnel in connection with the Cisco OEM agreement charged to cost of support and services.

The increase in fiscal year 2007 included primarily (i) increased personnel and personnel-related costs of $1.1 million and (ii) an increase of $423,000 in outside consulting expenses. The increase was partially offset by the services performed by research and development personnel in connection with the Cisco OEM agreement.

Based upon our current product development plans, we anticipate the research and development expense to increase in fiscal year 2009.

Sales and Marketing

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
	(in thousands)						
Sales	$ 9,528	$10,673	$7,846	$(1,145)	(11)%	$2,827	36%
Marketing	$ 2,219	$ 2,180	$1,724	$ 39	2%	$ 456	26%
Total Sales and Marketing	$11,747	$12,853	$9,570	$(1,106)	(9)%	$3,283	34%
Percentage of total revenue	39%	57%	42%				

Sales and marketing expenses primarily consist of compensation and benefits for our sales, marketing and business development personnel, lead generation activities, advertising, trade show and other promotional costs and, to a lesser extent, occupancy costs and related overhead. Sales and marketing expense was $11.7 million, $12.9 million and $9.6 million in fiscal years 2008, 2007 and 2006, respectively. This represented a decrease of 9% or $1.1 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 34% or $3.3 million in fiscal year 2007 compared to fiscal year 2006. Total sales and marketing expenses as a percentage of total revenues was 39% in the fiscal year 2008 compared to 57% in the fiscal year 2007.

Total sales expense was $9.5 million for fiscal year 2008 compared to $10.7 million for fiscal year 2007 and $7.8 million for the fiscal year 2006. The decrease in fiscal year 2008 was primarily due to a decrease in personnel related cost of $1.5 million from the reduction in headcount of the worldwide sales force and was partially offset by (i) an increase of $106,000 in outside consulting services and (ii) an increase of $317,000 from the strengthening of the European currencies against the dollar.

The increase in fiscal year 2007 was primarily due to the increased personnel and personnel related costs of approximately $2.5 million and an increase in European expenses of approximately $338,000 related to the change in the exchange rate between the U.S. dollar and British pound.

The sales expenses also included the tele-marketing sales group that had previously been managed within the marketing group. The changes in sales personnel costs related to the tele-marketing group included the increased expenses of $251,000 and $123,000 in fiscal years 2008 and 2007, respectively.

Total marketing expenses were $2.2 million, $2.2 million and $1.7 million in fiscal years 2008, 2007 and 2006 respectively. Total marketing expense in fiscal year 2008 remained unchanged from fiscal year 2007.The overall increase in fiscal year 2007 was primarily due to the increase in lead generation and marketing programs as well as the expansion of the marketing groups in both Europe and India.

We expect sales and marketing expenses to remain relatively constant in fiscal year 2009.

General and Administrative

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
	(in thousands)						
General and administrative	$4,240	$2,884	$2,637	$1,356	47%	$247	9%
Percentage of total revenue	14%	13%	12%				

General and administrative expenses primarily consist of compensation and benefits for our finance, human resources, administrative and legal services personnel, fees for outside professional services, provision for doubtful accounts and, to a lesser extent, occupancy costs and related overhead. General and administrative expense was $4.2 million, $2.9 million and $2.6 million in the fiscal years 2008, 2007 and 2006, respectively. This represented an increase of 47% or $1.3 million in fiscal year 2008 compared to fiscal year 2007 and an increase of 9% or $247,000 in fiscal year 2007 compared to fiscal year 2006. Total general and administrative expenses as a percentage of total revenues increased to 14% in fiscal year 2008 as compared to 13% in the fiscal year 2007 period.

The increase in fiscal 2008 was primarily due to (i) increased legal expense of $344,000 primarily related to the patent lawsuit that was settled in September 2007, (ii) an increase of $570,000 in auditing and outside consulting expense primarily due to the costs associated with the completion of the last fiscal year-end audit and annual report and consulting services for the implementation of SOX 404 and the new accounting rule FIN 48, (iii) a $256,000 increase in personnel related expense, and (iv) the increase in international subsidiaries' expenses of approximately $78,000 related to the strengthening of the European and Indian currencies against the U.S dollar and was partially offset by the decrease of $139,000 in the bad debt reserve resulting from a settlement of an uncollectible account.

The increase in fiscal 2007 was primarily due to (i) increased legal expense of $171,000, (ii) an increase of $115,000 in personnel expenses related to additional headcount and compensation adjustment for the North America and India operations and (iii) an increase in bad debt expense of $101,000 that was primarily related to increased specific reserves for overdue accounts in our European Receivables and was partially offset by (i) a decrease in sales tax expense by $94,000 and (ii) D&O insurance premiums reduced by $83,000.

Based upon current revenue expectations we anticipate general and administrative expenses to remain relatively constant in fiscal year 2009.

Impairment of Long Lived Assets

In connection with the transitional goodwill impairment evaluation provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") we performed an annual goodwill impairment review on April 1 every year, and we found no impairment in the last three years.

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS 144"), we review long-lived assets for impairment, including property and equipment and intangible assets, whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Under SFAS 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. During fiscal years 2008, 2007 and 2006, we did not have any such losses.

Valuation and Amortization of Stock-Based Compensation

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
			(in thousands)				
Cost of support and services	$ 41	$ 47	$ 34	$ (6)	(13)%	$ 13	38%
Research and development	$ 57	$ 39	$ 53	$ 18	46%	$(14)	(26)%
Sales and marketing	$ 67	$127	$ 80	$(60)	(47)%	$(47)	59%
General and administrative	$153	$ 60	$ 95	$ 93	155%	$(35)	(37)%
Total Stock-Based Compensation	$318	$273	$262	$ 45	16%	$ 11	4%
Percentage of total revenue	1%	1%	1%				

Stock based compensation expenses include the amortization of the fair value of share-based payments made to employees, members of our Board of Directors and consultants, primarily in the form of stock options as we adopted the provision of SFAS 123R on July 1, 2005. The fair value of stock options granted is recognized as an expense as the underlying stock options vest.

We use the modified prospective method to value our share-based payments under SFAS 123R. Accordingly, we accounted for stock compensation under SFAS 123R and record compensation expense for all share-based payments made to employees based on the fair value at the date of the grant.

Based upon recent and anticipated option grants, we do not expect our stock compensation expense to increase significantly in fiscal year 2009.

Income / (Loss) from Operations

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2008	2007	2006	2007 to 2008		2006 to 2007	
			(in thousands)				
Operating income / (loss)	$(2,614)	$(6,468)	$95	$3,854	60%	$(6,563)	(6908)%
Operating margin	(14)%	(49)%	1%				

Loss from operations was $2.6 million in fiscal year 2008 compared to a loss of $6.5 million in fiscal year 2007 and income of $95,000 in fiscal year 2006 This represented a decrease in operating loss of $3.8 million in fiscal year 2008 compared to fiscal year 2007 and an increase in operating loss of $6.6 million in fiscal year 2007 compared to fiscal year 2006. The operating margin was a negative 14% in fiscal year 2008 and a negative 49% in the fiscal year 2007 compared to a 1% margin in fiscal year 2006.

The reduction in operating loss in fiscal year 2008 was a net of (i) significant increase in total revenue of $7.6 million or 34% from the prior year and (ii) an increase in overall costs and operating expense of $3.8 million which was primarily driven by costs associated with the increased revenue and our continued commitment to product innovation.

The operating loss in fiscal 2007 was primarily related to (i) the increased cost from our investment in research and development and expansion of the sales team and (ii) the shift in our customer's buying patterns that resulted in an increase in new hosting business as percentage of total new business booked in fiscal year 2007, where the hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years.

Interest Expense and Other Income (Expense)

Interest expense was $1.7 million, $1.2 million and $1.1 million in fiscal years 2008, 2007 and 2006, respectively. This represents an increase of 36% or $493,000 in fiscal year 2008 compared to fiscal year 2007 and an increase of 12% or $138,000 in fiscal year 2007 compared to fiscal year 2006. The increase was primarily due to the compound interest rate applied to the related party notes.

Other income was $332,000 in fiscal year 2008 compared to other income of $72,000 in fiscal year 2007 and other expense of $32,000 in fiscal year 2006. The other income in fiscal year 2008 was primarily from a foreign exchange gain related to the payments from international trade receivables.

Income Tax Expense

Income tax expense for fiscal year 2008 was $206,000 compared to $136,000 and $146,000 in fiscal years 2007 and 2006 respectively. Income tax expense was primarily related to the income tax provision for foreign subsidiaries.

Related Party Transactions

On December 24, 2002, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by subordinated secured promissory notes and received warrants to purchase shares of our common stock in connection with each of such loans. Each five-year subordinated secured promissory note bears interest at an effective annual rate of 12% due and payable upon the term of such note. We have the option to prepay each note at any time subject to the prepayment penalties set forth in such note. On December 31, 2002, Mr. Roy loaned to us $2.0 million under the agreement and received warrants that allow him to purchase up to 236,742 shares at an exercise price equal to $2.11 per share. These warrants expired in December 2005. In connection with this loan, we recorded $1.83

million in related party notes payable and $173,000 of discount on the note related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. On October, 31, 2003, we entered into an amendment to the 2002 note and warrant purchase agreement with Mr. Roy, pursuant to which he loaned to us an additional $2.0 million and received additional warrants to purchase up to 128,766 shares at $3.88 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. On June 29, 2007, we entered into an agreement that amends and restates the 2002 and 2003 notes with Mr. Roy pursuant to which he loaned to us an additional $2.0 million and received additional warrants that allowed him to purchase up to 333,333 shares at $1.20 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three—year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. In addition, the amendment extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2008 was $9.3 million. As of June 30, 2008, warrants to purchase 462,099 shares of common stock related to these financings were vested and outstanding.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The secured promissory notes have a term of five years and bear interest at an effective annual rate of 12% due and payable upon the maturity of such notes. We have the option to prepay the notes at any time subject to the prepayment penalties set forth in such notes. The warrants allow the lenders to purchase up to 312,500 shares at an exercise price of $2.00. These warrants expired in March 2007. We recorded $2.3 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. The principal and interest due on the loans as of June 30, 2008 was $4.0 million. As of June 30, 2008, there were no warrants outstanding related to this financing.

On September 24, 2008 we entered into an amendment that converts a portion of the outstanding related party debt under the prior notes into shares of our common stock and extends the maturity date of the remaining outstanding related party debt to March 31, 2012 in addition to providing warrants in consideration for the note extension (See Note 11 Subsequent Events).

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to an entity's auditor rather than the entity. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of FASB 162 is not expected to have a material impact on our consolidated financial position and results of operation.

In April 2008, FASB issued FSP FAS No. 142-3, Determination of Useful Life of Intangible Assets, (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and other intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of FSP 142-3 on our consolidated financial position results of operation.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), *Business Combinations* and SFAS No. 160 ("SFAS 160"), *Noncontrolling interests in Consolidated Financial Statements*, an amendment of *Accounting Research Bulletin* No. 51. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. We are currently assessing the impact of SFAS 141R and SFAS 160 on our financial statements.

In June 2007, EITF issued, Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. Companies involved in research and development activities may make prepayments for goods or services that will be used in future research and development activities. These fees generally relate to a variety of activities, and the business purpose of these payments varies. In these types of arrangements, a portion of the advanced payment may be refundable; however, it is common for at least a portion of the fees to be non-refundable. The issue is whether non-refundable advance payments for goods that will be used or for services that will be performed in future research and development activities should be accounted for pursuant to FASB Statement No. 2, *Accounting for Research and Development Costs*. We are currently assessing the impact of Issue No. 07-3 on our financial statements.

In February 2007, the FASB issued SFAS. 159, The *Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2009, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, and ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS 157 on our financial statements.

Liquidity and Capital Resources

Overview

Based upon the increased revenues and income from operations in fiscal years 2006 and 2005 as well as the positive cash flow from operating activities in fiscal year 2006, we made increased investments in our business in fiscal year 2007 including the expansion in our product and sales and marketing teams. This investment was driven in part by the OEM agreement we signed with Cisco Systems in August 2006. Resulting from these investments we recorded annual revenue of $30.1 million in fiscal year 2008 our highest revenue in the last five fiscal years. Furthermore we reduced our operating loss to $2.6 million from $6.5 million in the prior year. The increased operating costs and expense was primarily driven by the increased revenue and our continued investment in product development in fiscal year 2008. In addition, net cash used in operating activities was $2.8 million in both fiscal years 2008 and 2007. To assist in the financing of our operating activities in fiscal year 2008, we changed to a new bank which provided us more flexibility in loan borrowing (see note 4 Bank

Borrowing to the accompanying consolidated financial statements). As of June 30, 2008, our cash and cash equivalents were $3.8 million compared to $6.2 million on June 30, 2007 and $6.9 million on June 30, 2006. As of June 30, 2008 we had a negative working capital of $2.7 with the restructuring of related party notes on September 24, 2008 (See Note 11—Subsequent Events), compared to a negative working capital of $4.1 million at June 30, 2007. As of June 30, 2008, our deferred revenue was $5.2 million compared to $5.5 million on June 30, 2007. Based upon our fiscal year 2009 plan, we believe that existing capital resources will enable us to maintain current and planned operations for at least the next 12 months. However, if we do not experience the anticipated demand for our products, we will need to reduce costs, issue debt or equity securities or borrow money to meet our cash requirements. From time to time, however, we may consider opportunities for raising additional capital and/or exchanging all or a portion of our existing debt for equity. We can make no assurances that such opportunities will be available to us on economic terms we consider favorable, if at all.

If adequate funds are not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited. Our expectations as to our future cash flows and our future cash balances are subject to a number of assumptions, including assumptions regarding anticipated increases in our revenue, the mix of new hosting and license business, our ability to retain existing customers and customer purchasing and payment patterns, many of which are beyond our control.

On September 24, 2008 we entered into an amendment that converts a portion of the outstanding related party debt under the prior notes into shares of our common stock and extends the maturity date of the remaining outstanding related party debt to March 31, 2012 in addition to providing warrants in consideration for the note extension (See Note 11 Subsequent Events).

On June 27, 2008, we entered into a Loan and Security Agreement ("the Bridge Bank Credit Facility") with Bridge Bank, N. A. ("Bridge Bank") (See Note 4—"Bank Borrowings"). The Bridge Bank Credit Facility provides for the advance of up to the lesser of $3.0 million under a revolving line of credit, or the sum of (i) 80% of certain qualified receivables, (ii) 75% of cash on deposit with Bridge Bank, (iii) the lesser of $1.5 million or 60% of eligible unbilled license and hosting contracts, less (iv) the amount of any outstanding obligations to Bridge Bank. In addition, the Bridge Bank Credit Facility allows for borrowings of up to $300,000 to pay off existing obligations to SVB and up to $300,000 to be used to finance equipment purchases. There are financial covenants under this Agreement that require us to meet certain revenue performance and net loss excluding non-cash charges requirements. If we fail to comply with our covenants under the Facility, Bridge Bank can declare any outstanding amounts immediately due and payable and cease advancing money or extending credit to us. As of June 30, 2008 we were compliant with these financial covenants.

On December 28, 2007, we entered into an amendment to our loan and security agreement (the "Credit Facility") with Silicon Valley Bank ("SVB") (See Note 4—"Bank Borrowings"). The Credit Facility provides for the advance of up to the lesser of $3.0 million or the sum of (i) 80% of certain qualified receivables, (ii) 50% of our unrestricted cash on deposit with SVB, less the total outstanding obligations to SVB, (iii) 50% of certain qualified hosting orders, less (iv) the amount of any outstanding letters of credit. This Credit Facility has been terminated as of June 30, 2008.

On June 29, 2007 we entered into an agreement that amends and restates outstanding notes issued to Mr. Roy. Pursuant to this amendment, Mr. Roy loaned to us an additional $2.0 million and extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2008 was $9.3 million. As of June 30, 2008, warrants to purchase 462,099 shares of common stock were vested and outstanding.

On March 31, 2004, we entered into a note and warrant purchase agreement with Mr. Roy, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. pursuant to which they loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The principal and interest due on the loans as of June 30, 2008 was $4.0 million. As of June 30, 2008, no warrants were outstanding.

Please refer to Note 3 to the accompanying consolidated financial statements for a further discussion of our related party notes.

Cash Flows

Net cash used in operating activities was $2.8 million in fiscal year 2008 unchanged from fiscal year 2007 compared to net cash provided by operating activities of $3.0 million in fiscal year 2006. The net cash provided by or used in operating activities consisted primarily of net loss, plus non-cash expenses related to depreciation, accrued interest and amortization of discount on related party notes, and the net change in operating assets and liabilities. It also included a non-cash charge of stock-based compensation starting in fiscal year 2006.

The net change in operating assets and liabilities in fiscal year 2008 primarily consisted of the increase of $895,000 in accounts receivables and decreases in accrued compensation by $224,000 and deferred revenue by $414,000. The increase in accounts receivables was a result of our increase in revenue partially offset by continued improvement of our collection efforts. The decrease in accrued compensation was associated with the decreased commission resulting from the decrease in new license and hosting contracts in the fourth quarter of fiscal year 2008. The decrease in deferred revenue is primarily due to the decrease in deferred support and was partially offset by the increases in deferred hosting and consulting services.

The net change in operating assets and liabilities in fiscal year 2007 primarily consisted of the increases in deferred revenue by $1.1 million, accrued compensation by $576,000 and accounts payable by $522,000 and the decrease of $344,000 in accounts receivables. The significant increase in deferred revenue primarily consisted of increases in deferred hosting and consulting services which was due to an increase in prepayments from larger hosting customers and an increase in deferred hosting implementation services that will be recognized over the estimated life of the hosting arrangements. The increase in accrued compensation was associated with the increased commission resulting from the increase in new license and hosting contracts in the fourth quarter of fiscal year 2007, when compared to new contracts in the fourth quarter of fiscal year 2006. Accounts payable increase was related to the increased operating costs and expense from the investments in our business. The decrease in accounts receivables was primarily due to the continued improvement of our collection efforts proven by the reductions in days sales outstanding to 30 days for the quarter ended June 30, 2007 from 37 days for the comparable quarter a year ago.

To operate a cash-positive business depends on our ability to realize the benefits from the increased investments we made in fiscal years 2007 and 2008, including those made in connection with the Cisco OEM agreement, by increasing the level of our revenues, and continuing to effectively manage working capital including collecting outstanding receivables within our standard payment terms. In addition, our ability to generate future cash flows from operations could be negatively impacted by a decrease in demand for our products, which are subject to rapid technological change or a reduction of capital expenditures by our customers as a result of a downturn in the global economy, among other factors.

Net cash used in investing activities was $530,000 in fiscal year 2008 compared to $722,000 in fiscal year 2007 and $840,000 in fiscal year 2006. Cash used in investing activities in fiscal year 2008 consisted primarily of purchase of equipment for increased hosted customers and new employees.

Net cash provided by financing activities was $838,000, $2.7 million and $123,000 in fiscal years 2008, 2007 and 2006, respectively. Cash provided by financing activities year-over-year consisted primarily of proceeds from new bank borrowings, net of payments on existing bank borrowings. Cash provided by financing activities in fiscal year 2007 consisted primarily of proceeds from related party notes payable and proceeds from new bank borrowing, partially offset by the payments on existing bank borrowings.

Off-Balance Sheet Arrangements

As of June 30, 2008, we did not have any off-balance sheet arrangements as defined by Securities and Exchange Commission regulations.

Commitments

The following table summarizes eGain's contractual obligations, excluding interest payments, as of June 30, 2008 and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands):

	Year Ended June 30, 2008						
	2009	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**
Operating and capital leases	$ 796	$ 990	$975	$ 790	$807	$562	$ 4,920
Bank borrowings	100	3,192	—	—	—	—	3,292
Related party notes payable	—	—	—	10,840	—	—	10,840
Co-Location	316	131	—	—	—	—	447
Total	$1,212	$4,313	$975	$11,630	$807	$562	$19,499

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statement of operations data for the eight quarters ended June 30, 2008. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Quarters Ended							
	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	(in thousands)							
Consolidated Statements of Operations Data:								
Revenue:								
License	$ 721	$ 2,234	$ 2,192	$ 1,423	$ 322	S 599	$ 850	$ 1,635
Support and services	5,971	6,585	5,933	5,048	5,073	4,794	4,833	4,368
Total revenue	6,692	8,819	8,125	6,471	5,395	5,393	5,683	6,003
Cost of license	20	20	20	20	20	20	18	41
Cost of support and services	2,874	3,087	2,920	2,675	2,613	2,372	2,206	1,941
Gross profit	3,798	5,712	5,185	3,776	2,762	3,001	3,459	4,021
Operating costs and expenses:								
Research and development	1,433	1,266	1,255	1,144	1,182	933	833	1,025
Sales and marketing	2,843	2,763	3,000	3,141	3,484	3,161	2,921	3,287
General and administrative	912	942	963	1,423	659	802	484	940
Total operating costs and expenses	5,188	4,971	5,218	5,708	5,325	4,896	4,238	5,252
Income / (Loss) from operations	(1,390)	741	(33)	(1,932)	(2,563)	(1,895)	(779)	(1,231)
Interest expense, net	(432)	(421)	(402)	(404)	(329)	(294)	(276)	(270)
Other income (expense), net	75	222	(7)	42	42	11	(5)	27
Income / (Loss) before income tax	(1,747)	542	(442)	(2,294)	(2,850)	(2,178)	(1,060)	(1,474)
Income tax	(110)		10	(106)	(64)	(3)	(54)	(15)
Net income / (loss)	$ (1,857)	$ 542	$ (432)	$ (2,400)	$ (2,914)	$ (2,181)	$ (1,114)	$ (1,489)
Per share information:								
Basic and Diluted net income / (loss) per common share	$ (0.12)	$ 0.04	$ (0.03)	$ (0.16)	$ (0.19)	$ (0.14)	$ (0.07)	$ (0.10)
Weighted average shares used in computing basic and diluted net income / (loss) per common share	15,333	15,333	15,332	15,323	15,322	15,317	15,315	15,314

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the United States and India and sell these products internationally. Generally, sales are made in local currency. As a result, our financial results and cash flows could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To date, the effect of changes in foreign currency exchange rates on revenues and operating expense has not been material. Identifiable assets denominated in foreign currencies at June 30, 2008 totaled approximately $4.0 million. We do not currently use derivative instruments to hedge against foreign exchange risk. As such, we are exposed to market risk from fluctuations in foreign currency exchange rates, principally from the exchange rate between the U.S. dollar and the Euro and the British pound and the Rupee. Based on our overall foreign currency rate exposure at June 30, 2008, we do not believe that a hypothetical 10% change in foreign currency rates would have a material adverse affect on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

eGain Communications Corporation

Consolidated Financial Statements

June 30, 2008 and 2007

eGain Communications Corporation

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
eGain Communications Corporation
Mountain View, California

We have audited the accompanying consolidated balance sheet of eGain Communications Corporation and its subsidiaries ("the Company") as of June 30, 2008 and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index to this Annual Report on Form 10-K at Part IV item 15(a)(2) as of and for the year ended June 30, 2008. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eGain Communications Corporation and its subsidiaries as of June 30, 2008, and the results of their operations and their cash flows for the year, then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, as of and for the year ended June 30, 2008, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BURR, PILGER & MAYER, LLP

San Jose, California
September 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
eGain Communications Corporation
Mountain View, California

We have audited the accompanying consolidated balance sheet of eGain Communications Corporation as of June 30, 2007 and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for the years ended June 30, 2007 and 2006. We have also audited the schedule listed in the accompanying index for the years ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eGain Communications at June 30, 2007, and the results of its operations and its cash flows for the years ended June 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedule for the years ended June 30, 2007 and 2006 presents fairly, in all material respects, the information set forth there in.

/s/ BDO Seidman, LLP

San Francisco, California
September 27, 2007

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	June 30, 2008	June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,790	$ 6,195
Restricted cash	13	13
Accounts receivable, less allowance for doubtful accounts of $204 and $221 at June 30, 2008 and 2007, respectively	2,749	1,790
Prepaid and other current assets	818	662
Total current assets	7,370	8,660
Property and equipment, net	1,230	1,336
Goodwill	4,880	4,880
Other assets	434	486
Total Assets	$ 13,914	$ 15,362
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 1,669	$ 1,557
Accrued compensation	1,712	1,884
Accrued liabilities	1,632	1,496
Deferred revenue	4,871	5,541
Current portion of capital lease obligation	52	—
Bank borrowings	100	2,293
Total current liabilities	10,036	12,771
Deferred revenue	293	—
Capital lease obligation, net of current portion	78	—
Related party notes payable	13,283	11,653
Bank borrowings, net of current portion	3,192	167
Other long term liabilities	321	185
Total liabilities	27,203	24,776
Commitments and contingencies (notes 6,9 and 10)		
Stockholders' deficit:		
Common stock, $0.001 par value, 50,000 shares authorized, 15,333 and 15,322 shares issued and outstanding at June 30, 2008 and 2007	15	15
Additional paid-in capital	316,527	316,202
Notes receivable from stockholders	(74)	(77)
Accumulated other comprehensive loss	(494)	(438)
Accumulated deficit	(329,263)	(325,116)
Total stockholders' deficit	(13,289)	(9,414)
Total liabilities and stockholders' deficit	$ 13,914	$ 15,362

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Years Ended June 30,		
	2008	2007	2006
Revenue:			
License	$ 6,570	$ 3,407	$ 5,967
Support and services	23,537	19,066	16,597
Total revenue	30,107	22,473	22,564
Cost of license	80	99	231
Cost of support and services	11,556	9,132	6,985
Gross profit	18,471	13,242	15,348
Operating costs and expenses:			
Research and development	5,098	3,973	3,046
Sales and marketing	11,747	12,853	9,570
General and administrative	4,240	2,884	2,637
Total operating costs and expenses	21,085	19,710	15,253
(Loss) Income from operations	(2,614)	(6,468)	95
Interest expense, net	(1,659)	(1,167)	(1,040)
Other income	332	72	32
Loss before income tax	(3,941)	(7,563)	(913)
Income tax	(206)	(136)	(146)
Net loss	$ (4,147)	$ (7,699)	$ (1,059)
Per share information:			
Basic and Diluted net loss per common share	(0.27)	(0.50)	$ (0.07)
Weighted average shares used in computing basic and diluted net loss per common share	15,330	15,317	15,308
Below is a summary of stock based compensation included in the costs and expenses above :			
Cost of support and services	$ 41	$ 47	$ 34
Research and development	57	39	53
Sales and marketing	67	127	80
General and administrative	153	60	95
Total stock-based compensation expense	$ 318	$ 273	$ 262

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS
(in thousands)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stock-holders	Accumulated Other Compre-hensive Income (Loss)	Accum-ulated Deficit	Total Stock-holders '(Deficit) Equity	Compre-hensive Loss
	Shares	Amount						
BALANCES AT JUNE 30, 2005	15,288	$ 15	$315,467	$ (72)	$(456)	$(316,358)	$ (1,404)	
Issuance of common stock upon exercise of stock options, net of repurchases	22	—	5	—	—	—	5	
Issuance of common stock under stock purchase plan	4	—	2	—	—	—	2	
Interest on stockholder notes	—	—	—	(2)	—	—	(2)	
Stock based compensation FAS 123R	—	—	262	—	—	—	262	
Comprehensive loss:								
Net loss	—	—	—	—	—	(1,059)	(1,059)	$(1,059)
Comprehensive loss	—	—	—	—	—	—	—	$(1,059)
BALANCES AT JUNE 30, 2006	15,314	15	315,736	(74)	(456)	(317,417)	(2,196)	
Interest on stockholder notes	—	—	—	(3)	—	—	(3)	
Exercise of Common Stock	8	—	6	—	—	—	6	—
Stock Based Compensation FAS 123	—	—	273	—	—	—	273	
Warrant on related party note	—	—	187	—	—	—	187	
Comprehensive loss:								
Net loss	—	—	—	—	—	(7,699)	(7,699)	$(7,699)
Foreign Currency translation adjustments	—	—	—	—	18	—	18	18
Comprehensive loss	—	—	—	—	—	—		$(7,681)
BALANCES AT JUNE 30, 2007	15,322	15	316,202	(77)	(438)	(325,116)	(9,414)	
Interest on stockholder notes	—	—	—	(3)	—	—	(3)	—
Repayment on stockholders notes	—	—	—	6	—	—	6	
Exercise of Common Stock	11	—	7		—	—	7	—
Stock Based Compensation FAS 123	—	—	318	—	—	—	318	
Comprehensive loss:								
Net loss	—	—	—	—	—	(4,147)	(4,147)	(4,147)
Foreign Currency translation adjustments	—	—	—	—	(56)	—	(56)	(56)
Comprehensive loss	—	—	—	—	—	—	—	$(4,203)
BALANCES AT JUNE 30, 2008	15,333	$ 15	$316,527	$ (74)	$(494)	$(329,263)	$(13,289)	

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$ (4,147)	$(7,699)	$(1,059)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	752	645	413
Stock based compensation	318	273	262
Provisions for doubtful accounts and sales returns	(76)	101	(146)
Accrued interest and amortization of discount on related party notes	1,630	1,189	1,074
Changes in operating assets and liabilities			
Accounts receivable	(895)	344	2,475
Prepaid and other current assets	96	(158)	493
Other assets	(47)	57	(290)
Accounts payable	117	522	(125)
Accrued compensation	(224)	576	(145)
Other accrued liabilities	112	219	(36)
Deferred revenue	(414)	1,127	111
Other long term liabilities	(33)	(32)	(13)
Net cash (used in) provided by operating activities	(2,811)	(2,836)	3,018
Cash flows from investing activities:			
Purchases of property and equipment	(530)	(722)	(840)
Net cash used in investing activities	(530)	(722)	(840)
Cash flows from financing activities:			
Payments on borrowings	(13,139)	(7,476)	(5,835)
Proceeds from borrowings	13,970	8,162	5,953
Proceeds from related party notes payable	—	2,000	—
Proceeds from issuance of common stock, net of repurchases	7	6	5
Net cash provided by financing activities	838	2,692	123
Effect of exchange rate differences on cash	98	145	117
Net (decrease) increase in cash and cash equivalents	(2,405)	(721)	2,418
Cash and cash equivalents at beginning of year	6,195	6,916	4,498
Cash and cash equivalents at end of year	$ 3,790	$ 6,195	$ 6,916
Supplemental cash flow disclosures:			
Cash paid for interest	$ 86	$ 72	$ 60
Cash paid for income taxes	206	136	83
Non cash item:			
Purchase of equipment under capital lease	$ 130	$ —	$ —
Debt issue costs for issuance of warrants	$ 168	$ —	$ —

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Business and Basis of Presentation

We are a leading provider of customer service and contact center software, used by global enterprises and fast-growing businesses. Trusted by prominent enterprises and growing mid-sized companies worldwide, eGain's award winning software has been helping organizations achieve and sustain customer service excellence for more than a decade.

We have prepared the condensed consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission and included the accounts of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Liquidity

On September 24, 2008 the company and related party note holders agreed to (i) convert approximately $6.5 million of the outstanding indebtedness of approximately $13.3 million of principal and interest, into shares of eGain's common stock at a price per share of $0.95, and (ii) extend the maturity date of the remaining outstanding indebtedness to March 31, 2012. We believe that the conversion of a substantial portion of the accrued debt into common stock along with the extension of the remainder of the debt through March 31, 2012, will allow us to avoid a significant expenditure of cash or the need to obtain alternate financing necessary for the repayment of the promissory notes next fiscal year. Please refer to Note 11. for a further discussion of this related party transaction.

Based upon our fiscal year 2009 plan, which incorporates the subsequent event on September 24, 2008, we believe that existing capital resources will enable us to maintain current and planned operations at least through September 30, 2009. However, if we do not experience the anticipated demand for our products, we will need to reduce costs, issue debt or equity securities or borrow money to meet our cash requirements. We can make no assurances that such opportunities will be available to us on economic terms we consider favorable, if at all. If we are unable to obtain any necessary additional financing, we may be required to further reduce the scope of our planned sales and marketing and product development efforts, which could materially adversely affect our business, financial condition and operating results.

Principles of Consolidation

The consolidated financial statements include the accounts of eGain and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates are based upon information available as of the date of the financial statements. Actual results could differ from those estimates.

We evaluate our significant estimates, including those related to revenue recognition, provision for doubtful accounts, valuation of stock-based compensation, valuation of long-lived assets, valuation of deferred tax assets, and litigation, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We refer to accounting estimates of this type as "critical accounting estimates."

Foreign Currency Translation

The functional currency of each of our international subsidiaries is the local currency of the country in which it operates. Assets and liabilities of our foreign subsidiaries are translated at month-end exchange rates, and revenues and expenses are translated at the average monthly exchange rates. The resulting cumulative translation adjustments are recorded as a component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and, to date, have not been significant.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of June 30, 2008 and 2007, we had only cash deposits at banks.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt. We do not have any derivative financial instruments. We believe the reported carrying amounts of these financial instruments approximate fair value, based upon their short-term nature and comparable market information available at the respective balance sheet dates and for the notes payable that the interest rates remained substantially unchanged between the date of the notes payable and the balance sheet date.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We are exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk. Our cash and cash equivalents were $3.8 million as of June 30, 2008 which exceeded the FDIC limit. In addition, we have investment policies and procedures that are reviewed periodically to minimize credit risk.

Our customer base extends across many different industries and geographic regions. We perform ongoing credit evaluations of our customers with outstanding receivables and generally do not require collateral. In addition, we established an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. In the fiscal years ended June 30, 2008, 2007 and 2006, no single customer accounted for more than 10% of total revenue.

Sales to customers outside of North America accounted for $14.6 million, $10.2 million and $11.6 million of our total revenue in the fiscal years 2008, 2007 and 2006, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the respective assets (3 years). Leasehold improvements are amortized over the lesser of their corresponding lease term or the estimated useful lives of the improvements (5 years). Leased equipment is depreciated over the lesser of the lease term or 3 years.

Goodwill and Other Intangible Assets

Effective July 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") and ceased amortization of goodwill and began reviewing it annually for impairment (or more frequently if impairment indicators arise). In addition, we evaluated our remaining purchased intangible assets to determine that all such assets have determinable lives. We operate under a single reporting unit and accordingly, all of our goodwill is associated with the entire company. Prior to the adoption of SFAS 142, we amortized goodwill on a straight-line basis over its estimated useful life of three years. The purchased intangible assets including customer base and acquired technology are being amortized over the asset's estimated useful life, which ranges from three to four years. The amortizable intangibles were fully amortized in fiscal year 2004 and remaining intangibles are for goodwill only. We performed annual impairment reviews for fiscal years 2008, 2007 and 2006 and found no impairment.

Impairment of Long-Lived Assets

In connection with the goodwill impairment evaluation provisions of SFAS 142, we performed an annual goodwill impairment review at April 1 every year and we found no impairment in the last three years.

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS 144"), we review long-lived assets for impairment, including property and equipment and intangible assets, whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Under SFAS 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. During fiscal 2008 and 2007, we did not have any such losses.

Revenue Recognition

Revenue Recognition

We derive revenues from two sources: license fees, and support and services. Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail.

We apply the provisions of Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, ("SOP 97-2") as amended by SOP No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, ("SOP 98-9") to all transactions involving the licensing of software products. In the event of a multiple element arrangement for a license transaction we evaluate the transaction as if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in SOP 97-2, or for a hosting transaction, Emerging Issues Task Force Issue ("EITF") No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, ("EITF 00-21"). For fixed fee arrangements the services revenues are recognized in accordance with the provisions of SOP No. 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*, ("SOP 81-1") when reliable estimates are available for the costs and efforts necessary to complete the implementation services. When such estimates are not available, the completed contract method is utilized.

When licenses are sold together with system implementation and consulting services, license fees are recognized upon shipment, provided that (i) payment of the license fees is not dependent upon the performance of the consulting and implementation services, (ii) the services are available from other vendors, (iii) the services qualify for separate accounting as we have sufficient experience in providing such services, have the ability to estimate cost of providing such services, and we have vendor specific objective evidence of pricing, and (iv) the services are not essential to the functionality of the software.

We use signed software license and services agreements and order forms as evidence of an arrangement for sales of software, hosting, maintenance and support. We use signed engagement letters to evidence an arrangement for professional services.

License Revenue

We recognize license revenue when persuasive evidence of an arrangement exists, the product has been delivered, no significant obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is probable. In software arrangements that include rights to multiple software products and/or services, we use the residual method under which revenue is allocated to the undelivered elements based on vendor specific objective evidence of the fair value of such undelivered elements. The residual amount of revenue is allocated to the delivered elements and recognized as revenue assuming all other criteria for revenue recognition have been met. Such undelivered elements in these arrangements typically consist of software maintenance and support, implementation and consulting services and in some cases hosting services.

Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We have standard payment terms included in our contracts. We assess collectibility based on a number of factors, including the customer's past payment history and its current creditworthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

We periodically sell to resellers. License sales to resellers as a percentage of total revenue was approximately 1% in fiscal 2008 and 4% in fiscal 2007. Revenue from sales to resellers is generally recognized upon delivery to the reseller but depends on the facts and circumstances of the transaction, such as our understanding of the reseller's plans to sell the software, if there are any return provisions, price protection or other allowances, the reseller's financial status and our past experience with the particular reseller. Historically sales to resellers have not included any return provisions, price protections or other allowances.

Professional Services Revenue

Included in support and services revenues are revenues derived from system implementation, consulting and training. For license transactions, the majority of our consulting and implementation services and accompanying agreements qualify for separate accounting. We use vendor specific objective evidence of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. Substantially all of our contracts are on a time-and-materials basis. For time-and-materials contracts, where the services are not essential to the functionality, we recognize revenue as services are performed. If the services are essential to functionality, then both the product license revenue and the service revenues are recognized under the percentage of completion method. For a fixed-fee contract, we recognize revenue based upon the costs and efforts to complete the services in accordance with the percentage of completion method provided we are able to estimate such cost and efforts.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the agreement. The first major milestone was delivered and accepted in December 2006. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have determined that this arrangement should be accounted for under the contract accounting method per paragraph 74 of SOP 97-2. In addition, we have determined that no loss will be incurred in the arrangement, however, at present the lowest probable level of profit cannot be determined, and therefore, a zero estimate of profit is used in calculating revenue. Revenue from this arrangement as a percentage of total revenue was approximately 3% for the fiscal year ended June 30, 2008, and is all related to professional services revenue.

For hosting, consulting and implementation services that do not qualify for separate accounting, we recognize the services revenue ratably over the estimated life of the customer hosting relationship.

Training revenue is recognized when training is provided, or in the case of hosting, when the customer also has access to the hosting services, if such training services meet the separable criteria.

Hosting Services Revenue

Included in support services revenues are revenues derived from our hosted service offerings. We recognize hosting services revenue ratably over the period of the applicable agreement as services are provided. Hosting agreements are typically for a period of one or two years and automatically renew unless either party cancels the agreement. The majority of the hosting services customers purchase a combination of our hosting service and professional services. In some cases the customer may also acquire a license for the software.

We evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. We consider the applicability of EITF No. 00-03, *Application of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware,* ("EITF 00-03") on a contract-by-contract basis. In hosted term-based agreements, where the customer does not have the contractual right to take possession of the software, the revenue is recognized on a monthly basis over the term of the contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. For professional services that we determine do not have stand-alone value to the customer, we recognize the services revenue ratably over the longer of the remaining contractual period or the remaining estimated life of the customer hosting relationship, once hosting has gone live. We currently estimate the life of the customer hosting relationship to be 20 months based on the average life of all hosting customer relationships.

If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2. We have established vendor specific objective evidence for the hosting and support elements of perpetual license sales, based on the prices charged when sold separately and substantive renewal terms. Accordingly, revenue for the perpetual software license element is determined using the residual method and is recognized upon delivery. Revenue for the hosting and support elements is recognized ratably over the contractual time period. Professional services are recognized as described above under "Professional Services Revenue". If evidence of fair value cannot be established for the undelivered elements of an agreement, the entire amount of revenue from the arrangement is recognized ratably over the period that these elements are delivered.

Maintenance and Support Revenue

Included in support services revenues are revenues derived from maintenance and support. Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Maintenance and support is renewable by the customer on an annual basis. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to reserve for potential uncollectible trade receivables. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. If we made different judgments or utilized different estimates, material differences may result in additional reserves for trade receivables, which would be reflected by charges in general and administrative expenses for any period presented. We write off a receivable after all collection efforts have been exhausted and the amount deemed uncollectible.

Software Development Costs

We account for software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold*, Leased or Otherwise Marketed, ("SFAS 86") whereby costs for the development of new software products and substantial enhancements to existing software products are included in research and development expense as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. To date, software development costs incurred in the period between achieving technological feasibility and general availability of software have not been material and have been charged to operations as incurred.

Advertising Costs

We expense advertising costs as incurred. Total advertising expenses for the fiscal years ended June 30, 2008, 2007 and 2006 were $254,000, $358,000 and $520,000, respectively.

Stock-Based Compensation

We adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") effective July 1, 2005. SFAS 123R is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes valuation assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation. SFAS 123R also requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. This tax difference for unexercised options must also be recorded as a deferred tax item and recorded in additional paid in capital. Based on preliminary reviews we do not believe that this will have a material impact.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes,* ("SFAS 109"). Under this method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to an amount where realization is more likely than not.

In June 2006, the FASB issued Interpretation No. 48 (FIN48), *"Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109"*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on July 1, 2007 and the adoption of FIN 48 did not have a material impact on our financial positions, results of operations or cash flows. See Note 5 for additional information on FIN 48.

Comprehensive Loss

eGain reports comprehensive loss and its components in accordance with SFAS No. 130, *Reporting Comprehensive Income,* ("SFAS 130"). Under SFAS 130, comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to owners. Total comprehensive loss for each of the three years in the period ended June 30, 2008 is shown in the statement of stockholders' equity (deficit). Accumulated other comprehensive loss presented in the accompanying consolidated balance sheets at June 30, 2008 and 2007 consist solely of accumulated foreign currency translation adjustments.

Net Loss Per Common Share

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding.

The following table represents the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Year ended June 30,		
	2008	2007	2006
Net loss applicable to common stockholders	$(4,147)	$(7,699)	$(1,059)
Basic and diluted net loss per common share	$ (0.27)	$ (0.50)	$ (0.07)
Weighted average common shares used in computing basic and diluted net loss per common share	15,330	15,317	15,308

Outstanding options and warrants to purchase 2,814,313, 2,402,507, 2,326,300 shares of common stock at June 30, 2008, 2007, and 2006, respectively, were not included in the computation of diluted net loss per common share for the periods presented as a result of their anti-dilutive effect. Such securities could have a dilutive effect in future periods.

Segment Information

We operate in one segment, the development, license, implementation and support of our customer service infrastructure software solutions. Operating segments are identified as components of an enterprise for which discrete financial information is available and regularly reviewed by the company's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. Our chief operating decision-makers, as defined under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, ("SFAS 131") are our executive management team. Our chief operating decision-maker reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Information relating to our geographic areas for the fiscal years ended June 30, 2008, 2007 and 2006 is as follows (in thousands):

	Total Revenues	Operating Earning (Loss)	Identifiable Assets
Year ended June 30, 2008:			
North America	$15,512	$(1,459)	$ 5,098
Europe	14,297	2,052	2,773
Asia Pacific	298	(3,207)	1,163
	$30,107	$(2,614)	$ 9,034
Year ended June 30, 2007:			
North America	$12,258	$(2,911)	$ 6,901
Europe	9,788	(651)	2,531
Asia Pacific	427	(2,906)	1,120
	$22,473	$(6,468)	$10,552
Year ended June 30, 2006:			
North America	$10,957	$(1,065)	$ 6,744
Europe	11,036	2,684	3,736
Asia Pacific	571	(1,524)	745
	$22,564	$ 95	$11,225

The following table provides the revenue for the fiscal years 2008, 2007 and 2006:

	June 30,		
	2008	2007	2006
Revenue:			
License	$ 6,570	$ 3,407	$ 5,967
Hosting services	5,825	4,356	3,658
Maint. and support services	9,505	8,832	8,431
Professional services	8,207	5,878	4,508
	$30,107	$22,473	$22,564

For the twelve months ended June 30, 2008, 2007 and 2006 there were no customers that accounted for more than 10% of total revenue.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162 ("SFAS 162"), *The Hierarchy of Generally Accepted Accounting Principles*. SFAS 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to auditor rather than the entity. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of FASB 162 is not expected to have a material impact on the company's consolidated financial position and results of operation.

In April 2008 FASB issued FSP FAS No. 142-3 ("FSP 142-3"), *Determination of Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The company is currently assessing the impact of FSP 142-3 on its consolidated financial position results of operation.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), *Business Combinations* and SFAS No. 160 ("SFAS 160"), *Noncontrolling interests in Consolidated Financial Statements*, an amendment of *Accounting Research Bulletin* No. 51. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. We are currently assessing the impact of SFAS 141R and SFAS 160 on our financial statements.

In June 2007, EITF issued, Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. Companies involved in research and development activities may make prepayments for goods or services that will be used in future research and development activities. These fees generally relate to a variety of activities, and the business purpose of these payments varies. In these types of arrangements, a portion of the advanced payment may be refundable; however, it is common for at least a portion of the fees to be non-refundable. The issue is whether non-refundable advance payments for goods that will be used or for services that will be performed in future research and development activities should be accounted for pursuant to FASB Statement No. 2, *Accounting for Research and Development Costs*. We are currently assessing the impact of Issue No. 07-3 on our financial statements.

In February 2007, the FASB issued SFAS. 159, The *Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2009, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS 157 on our financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	June 30, 2008	June 30, 2007
Computers and equipment	$ 2,881	$ 2,187
Furniture and fixtures	132	164
Leasehold improvements	156	70
Total	3,169	2,421
Accumulated depreciation and amortization	(1,939)	(1,085)
Property and equipment, net	$ 1,230	$ 1,336

Depreciation expense was $752,000, $646,000, $413,000 and for the years ended June 30, 2008, 2007and 2006, respectively. Disposal of fixed assets was $2.1 million, $53,000 and $78,000 at June 30, 2008, 2007 and 2006 respectively.

3. RELATED PARTY NOTES PAYABLE

During fiscal year 2003, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by subordinated secured promissory notes and received warrants to purchase shares of our common stock in connection with each of such loans. Each five year subordinated secured promissory note bears interest at an effective annual rate of 12% due and payable upon the term of such note. We have the option to prepay each note at any time subject to the prepayment penalties set forth in such note. On December 31, 2002, Mr. Roy loaned us $2.0 million under the agreement and received warrants that allow him to purchase up to 236,742 shares at an exercise price equal to $2.11 per share. These warrants expired in December 2005. In connection with this loan, we recorded $1.83 million in related party notes payable and $173,000 of discount on the note related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. On October, 31, 2003, we entered into an amendment to the 2002 note and warrant purchase agreement with Mr. Roy, pursuant to which he loaned to us an additional $2.0 million and received additional warrants to purchase up to 128,766 shares at $3.88 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. On June 29, 2007, we amended and restated the 2002 and 2003 notes with Mr. Roy and he loaned to us an additional $2.0 million and received additional warrants that allowed him to purchase up to 333,333 shares at $1.20 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three -year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. In addition, the amendment extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2008 was $9.3 million. As of June 30, 2008, warrants to purchase 462,099 shares of common stock issued in connection with these financing were vested and outstanding.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The secured promissory notes have a term of five years and bear interest at an effective annual rate of 12% due and payable upon the maturity of such notes. We have the option to prepay the notes at any time subject to the prepayment penalties set forth in such notes. The warrants allow the lenders to purchase up to 312,500 shares at an exercise price of $2.00. These warrants expired in March 2007. We recorded $2.3 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. The principal and interest due on the loans as of June 30, 2008 was $4.0 million. As of June 30, 2008, there were no warrants outstanding related to this financing.

On September 24, 2008 we entered into an amendment that converts a portion of the outstanding related party debt under the prior notes into shares of our common stock and extends the maturity date of the remaining outstanding related party debt to March 31, 2012 in addition to providing warrants in consideration for the note extension (See Note 11 Subsequent Events).

4. BANK BORROWINGS

On October 29, 2004, we entered into a loan and security agreement (the "SVB Credit Facility") with Silicon Valley Bank ("SVB") which replaced the existing accounts receivable purchase agreement. The SVB Credit Facility provided for the advance of up to the lesser of $1.5 million or 80% of certain qualified receivables. The SVB Credit Facility bears interest at a rate of prime plus 2.5% per annum, provided that if we maintain an adjusted quick ratio of greater than 2.00 to 1.00, then the rate will be reduced to a rate of prime plus 1.75%. In addition, the SVB Credit Facility carries a $750 per month collateral monitoring fee. There are financial covenants under this agreement that require us to meet certain minimum rolling three-month operating losses during the term of the SVB Credit Facility.

On December 28, 2004, we entered into an amendment to the SVB Credit Facility that revised the terms to allow for the advance of up to $1.5 million. On March 29, 2005, we entered into a further amendment to the SVB Credit Facility that revised the terms to allow for the advance of up to an additional $750,000 to be used to finance equipment purchases (the "Equipment Line"). Interest accrues from the date of each advance, under the Equipment Line, at a rate of prime plus 3% per annum. Each advance under the Equipment Line must be repaid in 24 equal monthly payments of principal and interest, commencing on the first day of the first month following the date the advance is made, and continuing on the first day of each succeeding month.

On January 27, 2006 we entered into an extension of our SVB Credit Facility with SVB. The amendment extended the termination date to July 28, 2006 and the advance level under the Equipment Line was modified not to exceed $124,165, plus the unpaid principal balance of the Equipment Advances outstanding as of January 25, 2006. On July 28, 2006 we entered into an extension of our SVB Credit Facility with SVB to extend the termination date to October 2, 2006.

On December 22, 2006, we entered into an amendment to the SVB Credit Facility that revised the terms to allow for the advance of up to the lesser of $2.0 million or the sum of 80% of certain qualified receivables and 50% of our unrestricted cash on deposit with SVB less the total outstanding obligations to SVB and any outstanding letters of credit. The amendment also revised the interest at a rate of prime plus 1.75% per annum, provided that if we maintain an adjusted quick ratio of greater than 1.40 to 1.00, then the rate will be reduced to a rate of prime plus 1.00%. The SVB Equipment Line was also revised to allow for the advance of up to an additional $500,000 with interest accruing at a rate equal to prime plus 2% per annum. SVB had agreed to forebear any financial covenants non compliance through June 30, 2007.

As of June 30, 2008, we had paid off all advances under the SVB Credit Facility and SVB Equipment Line. The Credit Facility and Equipment Line terminated immediately following such payoff. As of June 30, 2007 the outstanding balance under the SVB Credit Facility was $2.0 million and the interest rate was 10%. The amount outstanding under the SVB Equipment Line as of June 30, 2007 was $493,400 with a weighted average interest rate of 10.30%.

On June 27, 2008, we entered into a Loan and Security Agreement (the "Bridge Bank Credit Facility") with Bridge Bank, N. A. ("Bridge Bank"). Our obligations under the Facility are secured by a lien on our assets including intellectual property. Holders of certain outstanding secured promissory notes have subordinated their security interests to those of the Bank pursuant to a Subordination Agreement dated as of June 24, 2008. The Bridge Bank Credit Facility provides for the advance of up to the lesser of $3.0 million under a revolving line of credit, or the sum of (i) 80% of certain qualified receivables, (ii) 75% of cash on deposit with Bridge Bank, (iii) the lesser of $1.5 million or 60% of eligible unbilled license and hosting contracts, less (iv) the amount of any outstanding obligations to Bridge Bank. The revolving credit line has a maturity date of June 24, 2010 and bears interest at a rate of prime plus 0.5% per annum, provided that we maintain an average monthly cash balance of $1 million (the "Required Balance"), or the rate will be increased to a rate of prime plus 1%. As of June 30, 2008 the outstanding balance under the Bridge Bank Credit Facility was $3.0 million, and the interest rate was 5.5%. The Bridge Bank Credit Facility also provides up to $300,000 to pay off existing obligations to SVB (the "Bridge Bank Term Loan") and is payable in thirty six equal monthly payments of principal and interest. In addition, the Bridge Bank Credit Facility allows for an advance of up to $300,000 to be used to finance equipment purchases (the "Bridge Bank Equipment Line") which must be repaid in 30 equal monthly payments of principal and interest, commencing on the tenth day of the first month following the date the advance is made, and continuing for each succeeding month. Terms for both the Bridge Bank Term Loan and the Bridge Bank Equipment Line include: (i) interest that accrues from the date of each advance at a rate of prime plus 1% per annum, provided that we maintain the Required Balance, or the rate will be increased to a rate of prime plus 1.5% (ii) once repaid, amounts cannot be reborrowed and (iii) a maturity date of June 24, 2011. There are financial covenants under this Bridge Bank Credit Facility that require us to meet certain revenue performance and net loss excluding non-cash charges requirements. If we fail to comply with our covenants under the Facility, Bridge Bank can declare any outstanding amounts immediately due and payable and cease advancing money or extending credit to us. As of June 30, 2008 we were compliant with these financial covenants. As of June 30, 2008 the amount outstanding under the Bridge Bank Term Loan Line was $292,000 with an interest rate of 6% and there was nothing outstanding under the Bridge Bank Equipment Line.

The following table summarizes debt maturities during each of the next five fiscal years and thereafter on an aggregate basis at June 30, 2008.

	Bank Borrowing
2009	$ 100
2010	3,192
2011	—
2012	—
2013	—
Thereafter	—
Total Bank Borrowing	$3,292

5. INCOME TAXES

Net income / (loss) before income taxes consisted of the following (in thousands):

	June 30, 2008	2007	2006
United States	$(4,679)	$(6,348)	$(3,216)
Foreign	738	(1,215)	(2,303)
Total	$(3,941)	$(7,563)	$ (913)

The following table reconciles the federal statutory tax rate to the effective tax rate of the provision for income taxes:

	June 30, 2008	2007	2006
Federal statutory income tax rate	34.0%	34.0%	34.0%
Current state taxes	0.2	3.4	3.0
Foreign taxes	1.5	(0.7)	(13.0)
Permanent items	0.0	(0.8)	(2.8)
Expired NOL	(38.4)	0	0
Other items	0.7	0.8	(2.1)
Net change in valuation allowance	(3.2)	(38.1)	(33.4)
Effective tax rate	(5.2)%	(1.4)%	(14.3)%

The provision for foreign and state income taxes for year ended June 30, 2008 is $206,000. We recorded a provision for foreign and state income taxes of $136,000 and $146,000 for the years ended June 30, 2007 and 2006 respectively.

The components of the income tax provision are as follows (in thousands):

	June 30, 2008	2007	2006
Current:			
Federal	$—	$—	$—
Foreign	190	128	132
State	16	8	14
Total current	206	136	146
Deferred:			
Federal	—	—	—
Foreign	—	—	—
State	—	—	—
Total deferred	—	—	—
	$206	$136	$146

As of June 30, 2008, we had federal and state net operating loss carryforwards of approximately $205 million and $41.5 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2009 through 2028, if not utilized. Partial amounts of the net operating loss are generated from the exercise of options and the tax benefit would be credited directly to stockholder's equity. We also had federal research and development credit carryforwards of approximately $2.1 million as of June 30, 2008 which will expire at various dates beginning in 2015 through 2028, if not utilized. The California research and development credit carryforwards is approximately $2.7 million as of June 30, 2008. The California R&D credits have an indefinite carryover period. We also have UK net operating loss carryforwards of approximately $17.1 million as of June 30, 2008.

Utilization of the net operating losses and credits may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	June 30,	
	2008	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 72,100	$ 71,900
Research credits	3,000	3,800
Capitalized research and development	500	500
Stock compensation	300	0
Other	300	500
Total deferred tax assets	76,200	76,700
Valuation allowance for deferred tax assets	(76,200)	(76,700)
Net Deferred Tax Assets	$ —	$ —

FASB 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets.

The net valuation allowance decreased by $500,000 for year ended June 30, 2008 compared to the decreases of $2.9 million and $1.5 million for year ended June 30, 2007 and June 30, 2006, respectively.

Uncertain Tax Positions

Effective July 1, 2007, the Company adopted the provisions of FIN 48. As a result there was no cumulative effect of a change in accounting principle.

The aggregate changes in the balance of the Company's gross unrecognized tax benefits during 2007 were as follows (in thousands):

July 1, 2007	$1,100,000
Increases in balances related to tax provisions taken during current periods	$ 136,000
June 30, 2008	$1,236,000

If the ending balance of $1,236,000 of unrecognized tax benefits at June 30, 2008 were recognized, approximately $146,000 would affect the effective income tax rate. In accordance with the company's accounting policy, it recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. This policy did not change as a result of the adoption of FIN No. 48. The company had accrued interest and penalties of $16,000 at June 30, 2008 as of the date of adoption of FIN No. 48.

We do not anticipate the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. We file income tax returns in the United States, and various state and foreign jurisdictions. In these jurisdictions tax years 1994-2007 remain subject to examination by the appropriate governmental agencies due to tax loss carryovers from those years.

6. LEASE COMMITMENTS

We lease our facilities under noncancelable operating leases that expire on various dates through fiscal year 2013. Rent expense for facilities under operating leases was $1.4 million, $1.2 million and $962,000 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. In addition, we generated sublease rental income of $0, $0 and $14,000 for the fiscal years 2008, 2007 and 2006, respectively. A summary of future minimum lease payments is as follows (in thousands):

Fiscal Year	Operating Leases
2009	737
2010	931
2011	945
2012	790
2013	807
Thereafter	562
Total minimum lease payments	$4,772

7. EMPLOYEE BENEFIT PLANS

We sponsor an employee savings and retirement plan (the "401(k) Plan") as allowed under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is available to all domestic employees who meet minimum age and service requirements, and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 60% of their salary, subject to certain limitations. eGain, at the discretion of its Board of Directors, may make contributions to the 401(k) Plan. We have not contributed to the 401(k) Plan since its inception.

8. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

On August 8, 2000, we issued 35.11 shares of non-voting Series A Cumulative Convertible Preferred Stock ("Series A"), $100,000 stated value per share, and 849.89 shares of non-voting Series B Cumulative Convertible Preferred Stock ("Series B"), $100,000 stated value per share in a private placement to certain investors. The Series B shares automatically converted into Series A shares upon stockholder approval on November 20, 2000 at the annual stockholders meeting. In addition, the investors received warrants to purchase approximately 382,600 shares of our common stock (the "Warrants"). These Warrants expired in August 2005. The total proceeds of the offering were $88.5 million. Accrued dividends, representing the increase in liquidation value at the rate of 6.75% per annum, were charged against additional paid-in capital and are included in net loss applicable to common stockholders. For the fiscal year ended June 30, 2008, 2007, and 2006, accrued dividends were $0.

Holders of a majority of our outstanding common stock approved a proposal to amend our certificate of incorporation resulting in the conversion of all of the outstanding shares of 6.75% Series A into approximately 11.6 million shares of common stock at our annual meeting held on December 15, 2004. The conversion of all outstanding Series A and accreted dividends into common stock was effective on December 23, 2004 and each issued and outstanding share of Series A, along with all accrued dividends thereon, converted into 13,097 shares of common stock.

Common Stock

We have reserved shares of common stock for issuance at June 30, 2008 as follows:

Stock Options:	
Options outstanding	2,278,324
Reserved for future grants	441,966
Employee Stock Purchase Plan	106,488
Warrants	535,988
	3,362,766

Common Stock Warrants

As discussed above, we issued 35.11 shares of Series A and 849.89 shares of Series B in a private placement to certain investors. The Series B shares automatically converted into Series A shares upon stockholder approval on November 20, 2000 at the annual stockholders meeting. In addition, investors received warrants to purchase an aggregate of approximately 383,000 shares of our common stock with a current warrant exercise price of $56.875 per share. These warrants expired in August 2005.

On December 24, 2002, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by one or more subordinated secured promissory notes and received warrants to purchase 236,742 shares of the our common stock at an exercise price equal to $2.11 per share in connection with such loans. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. We recorded $1.83 million in related party notes payable and $173,000 of discount on the notes related to the value of the warrants issued in the transaction that will be amortized to interest expense ratably over the five year life of the note with conformed charges. These warrants expired in August 2005.

On October 31, 2003, we entered into an amendment to the 2002 purchase agreement with Mr. Roy in which he received additional warrants to purchase 128,766 shares of our common stock at an exercise price equal to $3.88 per share. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. We recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the value of the warrants issued in the transaction that will be amortized to interest expense ratably over the five year life of the note with conformed charges. Warrants to purchase 128,766 shares of our common stock remain outstanding as of June 30, 2008 which were issued in connection with this loan.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase 312,500 shares of our common stock at an exercise price equal to $2.00 per share in connection with such loan. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. We recorded $2.28 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. These warrants expired in March 2007.

On June 29, 2007, we entered into an amendment to the 2002 purchase agreement with Mr. Roy in which he received additional warrants to purchase 333,333 shares of our common stock at an exercise price equal to $1.20 per share. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. We recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three year life of the notes. Warrants to purchase 333,333 shares of our common stock remain outstanding as of June 30, 2008 which were issued in connection with this loan.

On June 27, 2008, we entered into a revolving credit facility with Bridge Bank N.A. ("Bridge Bank"), pursuant to which Bridge Bank may advance to us up to $3.6 million evidenced by a loan and security agreement and received warrants to purchase 73,889 shares of the our common stock at an exercise price equal to $0.90 per share in connection with such credit facility. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 80%, a risk free interest rate of 3.14%, and a dividend yield of 0%. The warrants (i) are subject to anti-dilution provisions upon the occurrence of certain events such as stock splits and stock dividends, (ii) vest immediately, (iii) expire on June 24, 2011, (iv) are exercisable at any time, (v) are not required to be registered. The warrant contained a put option right that could be exercised by Bridge Bank upon the expiration date or an exit event. Pursuant to the put option right, Bridge Bank has the right to require the Company to purchase the warrant at an amount specified in the Agreement. The $168,000 fair value assigned to the warrant and put options was recorded as debt issuance cost as of June 30, 2008 and will be amortized as interest expense over the term of the Agreement. As of June 30, 2008 no interest expense had been recorded related to these warrants. The company accounted for the warrant and the put option rights as a compound financial instrument in the consolidated financial statements at fair value.

Activity is summarized as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Warrants outstanding as of June 30, 2003	619,374	$35.95
Warrants issued per Amendment to Note & Warrant Agreement with Ashutosh Roy	128,766	$ 3.88
Warrants issued per Note & Warrant Agreement with the lenders	312,500	$ 2.00
Warrants outstanding as of June 30, 2004	1,060,640	$22.05
Warrants outstanding as of June 30, 2005	1,060,640	$22.05
Expiration of warrants assumed at August 2000	(382,632)	$56.88
Expiration of warrants assumed at December 2002	(236,742)	$ 2.11
Warrants outstanding as of June 30, 2006	441,266	$ 2.55
Expiration of warrants assumed at June 2004	(312,500)	$ 2.00
Warrants issued per amendment to Note & Warrant agreement with Ashutosh Roy	333,333	$ 1.20
Warrants outstanding as of June 30 , 2007	462,099	$ 1.95
Warrants issued per Loan & Warrant agreement with Bridge Bank	73,889	$ 0.90
Warrants outstanding as of June 30 , 2008	535,988	$ 1.80

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the "ESPP"), was terminated in May 2005 with a final issuance of 3,632 shares of our common stock in 2006. During the years ended June 30, 2008, 2007 and 2006 there were 0, 0 and 3,632 shares issued under the ESPP, respectively.

2005 Management Stock Option Plan

In May 2005, the board of directors adopted the 2005 Management Stock Option Plan (the "2005 Management Plan"), which provides for the grant of nonstatutory stock options to directors, officers and key employees of eGain and its subsidiaries. The Plan was increased by 500,000 shares in November 2007. Options under the 2005 Management Plan are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Shares of restricted stock granted under the 2005 Management Plan are subject to eGain's right of repurchase, whose right shall lapse with respect to one-forty-eighth (1/48th) of the shares granted to a director or officer for each month of continuous service provided by such director or officer to eGain. The options granted under this plan are exercisable for five (5) years from the date of grant.

The following table represents the activity under the 2005 Management Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2005	—	962,400	$0.64
Options Exercised	—	(3,750)	$0.64
Options Forfeited	50,850	(50,850)	$0.64
Balance at June 30, 2006	50,850	907,800	$0.64
Options Exercised	—	—	—
Options Forfeited	—	—	—
Balance at June 30, 2007	50,850	907,800	$0.64
Shares authorized for issuance	500,000	—	—
Options Granted	(250,000)	250,000	$1.25
Options Forfeited	25,000	(25,000)	$0.64
Balance at June 30, 2008	325,850	1,132,800	$0.77

2005 Stock Incentive Plan

In March 2005, the board of directors adopted the 2005 Stock Incentive Plan (the "2005 Incentive Plan"), which provides for the grant of stock options to eGain's employees, officers, directors and consultants. Options granted under the 2005 Incentive Plan are either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the date of grant. The options generally vest ratably over a period of four years and expire no later than ten (10) years from the date of grant. eGain received stockholder approval of the 2005 Incentive Plan at its 2005 Annual Meeting of Stockholders.

The following table represents the activity under the 2005 Stock Incentive Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2005	460,000	—	$ —
Options Granted	(199,250)	199,250	$0.99
Balance at June 30, 2006	260,750	199,250	$0.99
Options Granted	(165,800)	165,800	$1.29
Options Forfeited	36,325	(36,325)	$1.33
Balance at June 30, 2007	131,275	328,725	$1.11
Options Granted	(117,250)	117,250	$1.11
Options Forfeited	61,911	(61,911)	$1.33
Balance at June 30, 2008	75,936	384,064	$1.07

2000 Stock Plan

In July 2000, the board of directors adopted the 2000 Non-Management Stock Option Plan (the "2000 Plan"), which provides for the grant of non-statutory stock options to employees, advisors and consultants of eGain. Options under the 2000 Plan are granted at a price not less than 85% of the fair market value of the common stock on the date of grant. eGain's board of directors determines the fair market value (as defined in the

2000 Plan) of the common stock, date of grant and vesting schedules of the options granted. The options generally vest ratably over 4 years and expire no later than 10 years from the date of grant.

The following table represents the activity under the 2000 Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2005	11,909	186,707	$12.38
Options Granted	(34,035)	34,035	$ 1.06
Options Exercised	—	(769)	$ 0.64
Options Forfeited	64,965	(64,965)	$ 8.38
Balance at June 30, 2006	42,839	155,008	$11.63
Options Exercised	—	(380)	$ 0.64
Options Forfeited	23,121	(23,121)	$ 5.36
Balance at June 30, 2007	65,960	131,507	$12.77
Options Granted	(60,200)	60,200	$ 0.82
Options Exercised	—	(2,622)	$ 0.64
Options Forfeited	23,209	(23,209)	$ 2.67
Balance at June 30, 2008	28,969	165,876	$10.04

1998 Stock Plan

In June 1998, the board of directors adopted the 1998 Stock Plan (the "1998 Plan"), which provides for grant of stock options to eligible participants. Options granted under the 1998 Plan are either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock and non-statutory options may be granted to eligible participants at exercise prices of no less than 85% of the fair value of the common stock on the date of grant. eGain's board of directors determines the fair market value (as defined in the 1998 Plan) of the common stock, date of grant and vesting schedules of the options granted. The options generally vest ratably over a period of four years and expire no later than 10 years from the date of grant. Options are generally exercisable upon grant, subject to repurchase rights by eGain until vested.

The following table represents the activity under the 1998 Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2005	46.176	574,486	$7.15
Options granted	(128,200)	128,200	$1.22
Options exercised	—	(4,314)	$0.67
Options forfeited	83,888	(83,888)	$6.86
Balance at June 30, 2006	1,864	614,484	$6.00
Options granted	—	—	$ —
Options exercised	—	(7,715)	$0.69
Options forfeited	42,624	(42,624)	$1.56
Balance at June 30, 2007	44,488	564,145	$6.41
Options granted	(102,050)	102,050	$0.80
Options exercised	—	(8,517)	$0.68
Options forfeited	68,773	(68,773)	$2.95
Balance at June 30, 2008	11,211	588,905	$5.92

In connection with earlier acquisitions, eGain assumed options to purchase 5,000 and 161,000 shares of common stock, of which none and 6,679, respectively, were outstanding as of June 30, 2008 and June 30, 2007 at a weighted average price of $59.77.

The following table summarizes information about stock options outstanding and exercisable as of June 30, 2008:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.50–$0.50	36,350	9.47	$ 0.50	$ 10,542	—	—	—
$0.64–$0.64	1,123,081	6.88	$ 0.64	$168,462	941,277	$ 0.64	$141,192
$0.70–$0.76	135,000	7.58	0.76	$ 4,050	82,082	0.76	$ 2,462
$0.77–$1.08	116,675	9.13	0.87	—	16,967	0.86	—
$1.09–$1.20	156,657	8.95	1.11	—	14,479	1.15	—
$1.21–$1.25	252,000	9.39	1.25	—	2,000	1.25	—
$1.26–$1.55	152,720	7.23	1.39	—	78,783	1.39	—
$1.56–$3.32	158,448	5.22	2.41	—	153,656	2.43	—
$3.33–$86.75	131,900	3.16	24.32	—	129,837	24.64	—
$86.76–$408.13	15,493	2.12	103.61	—	15,493	103.61	—
$0.50–$408.13	2,278,324	7.16	$ 3.00	$183,054	1,434,574	$ 4.17	$143,654

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on stock options with a weighted average exercise price less than our closing stock price of $0.79 as of June 30, 2008 that would have been received by the option holders, had they exercised their options on June 30, 2008. The total intrinsic value of stock options exercised during fiscal year 2008 was $4,581.

Stock-Based Compensation

We adopted Statement SFAS 123R effective July 1, 2005. SFAS 123R requires the recognition of the fair value of stock compensation in net income. We recognize the stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. All of our stock compensation is accounted for as an equity instrument. We have elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. The table below summarizes the effect of stock-based compensation:

	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
Non-cash stock-based compensation expense	$ (318)	$ (273)	$ (262)
Income tax benefit	—	—	—
Net income effect of adoption	$ (318)	$ (273)	$ (262)
Net effect earnings per share (basic and diluted) of adoption	$(0.02)	$(0.02)	$(0.02)

We utilized the Black-Scholes valuation model for estimating the fair value of the stock compensation granted after the adoption of SFAS 123R. During the fiscal year ended June 30, 2008, 2007 and 2006, there were 529,500, 165,800 and 354,805 options granted, respectively. All shares of our common stock issued pursuant to the company's stock option plans are only issued out of an authorized reserve of shares of common stock which were previously registered on Form S-8. The weighted-average fair value of the options granted under our stock option plans for the fiscal year ended June 30, 2008, 2007 and 2006 was $0.78, $1.01 and $0.85, respectively using the following assumptions:

	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
Dividend yield	—	—	—
Expected volatility	80%	92%	92%
Average risk-free interest rate	3.95%	4.75%	4.63%
Expected life (in years)	6.25	6.25	6.30

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. We determined the appropriate measure of expected volatility by reviewing historic volatility in the share price of our common stock. The risk-free interest rate is derived from the average U.S. Treasury Strips rate with maturities approximating the expected lives of the awards during the period, which approximate the rate in effect at the time of grant.

In developing our estimate of expected life, we determined that our historical share option exercise experience does not provide a reasonable basis upon which to estimate expected life. In addition, estimating life based on the expected terms of options granted by other, similar companies with similarly structured awards was considered but data was not readily available to arrive at reliable estimates. We therefore used the technique commonly referred to as the "simplified method." In Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payment*, ("SAB 107") the SEC staff described a temporary "simplified method" to develop the estimate of the expected life of a "plain vanilla" employee stock option. Under this approach, the expected life would be presumed to be the mid-point between the vesting date and the end of the contractual term. In December 2007, the SEC issued Staff Accounting Bulletin ("SAB") No. 110 ("SAB 110"), an amendment of SAB 107. SAB 110 states that the staff will continue to accept, under certain circumstances, the continued use of the "simplified method". We are currently assessing the impact of SAB 110.

Based on our historical experience of option pre-vesting cancellations, we have assumed an annualized 14% forfeiture rate for our options. Under the true-up provisions of SFAS 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.

Total compensation cost of all options granted but not yet vested as of June 30, 2008 was $216,000 which is expected to be recognized over the weighted average period of 1.9 years. During the fiscal year ended June 30, 2008, 11,139 options were exercised. There is no tax benefit related to these options exercised.

9. COMMITMENTS

We generally warrant that the program portion of our software will perform substantially in accordance with certain specifications for a period up to 180 days. Our liability for a breach of this warranty is either a return of the license fee or providing a fix, patch, work-around or replacement of the software.

We also provide standard warranties against and indemnification for the potential infringement of third party intellectual property rights to our customers relating to the use of our products, as well as indemnification agreements with certain officers and employees under which we may be required to indemnify such persons for liabilities arising out of their duties to us. The terms of such obligations vary. Generally, the maximum obligation is the amount permitted by law.

Historically, costs related to these warranties have not been significant, however we cannot guarantee that a warranty reserve will not become necessary in the future.

We have also agreed to indemnify our directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the company, arising out of that person's services as the company's director or officer or that person's services provided to any other company or enterprise at the company's request.

10. LITIGATION

Beginning on October 25, 2001, a number of securities class action complaints were filed against us, and certain of our then officers and directors and underwriters connected with our initial public offering of common stock in the U.S. District Court for the Southern District of New York (*consolidated into In re Initial Public Offering Sec. Litig.*). The complaints alleged generally that the prospectus under which such securities were sold contained false and misleading statements with respect to discounts and excess commissions received by the underwriters as well as allegations of "laddering" whereby underwriters required their customers to purchase additional shares in the aftermarket in exchange for an allocation of IPO shares. The complaints sought an unspecified amount in damages on behalf of persons who purchased the common stock between September 23, 1999 and December 6, 2000. Similar complaints were filed against 55 underwriters and more than 300 other companies and other individuals. The over 1,000 complaints were consolidated into a single action. We reached an agreement with the plaintiffs to resolve the cases as to our liability and that of our officers and directors. The settlement involved no monetary payment or other consideration by us or our officers and directors and no admission of liability. On August 31, 2005, the court issued an order preliminarily approving the settlement and setting a public hearing on its fairness for April 24, 2006 (the postponement from January 2006 to April 2006 was because of difficulties in mailing the required notice to class members). On October 27, 2005, the court issued an order making some minor changes to the form of notice to be sent to class members. On January 17,

2006, the court issued an order modifying the preliminary settlement approval order to extend the time within which notice must be given to the class, which time had expired on January 15, 2006. The underwriter defendants filed further objections to the settlement on March 20, 2006 and asked that the April 24, 2006 final settlement approval hearing be postponed until after the Second Circuit rules on the underwriters' appeal from the Court's class certification order (which appeal is briefed and awaiting oral argument). On March 29, 2006, the Court denied the request, stating that it would address the underwriters' points at the April 24, 2006 hearing. On April 24, 2006, the Court held a public hearing on the fairness of the proposed settlement. Meanwhile the consolidated case against the underwriters has proceeded. In October 2004, the district court certified a class. On December 5, 2006, however, the Second Circuit reversed, holding that a class could not be certified. *In re Initial Public Offering Sec. Litig.*, 471 F.3d 24 (2d Cir. 2006). The Second Circuit's holding, while directly affecting only the underwriters, raised some doubt as to whether the settlement class contemplated by the proposed issuer settlement will be approved in its present form. A petition for rehearing was filed January 5, 2007. The court of appeals denied a petition for rehearsing on April 6, 2007. On June 25, 2007, the district court entered a stipulated order terminating the proposed issuer settlement. Plaintiffs are proceeding with discovery as to underwriters and issuers, although principally with respect to focus or test cases that do not name the Company as a defendant. Defendants moved to dismiss the focus cases; on March 26, 2008, the court largely denied that motion. The parties are briefing a new class certification motion, which is expected to be heard in late 2008. We have not accrued any liability or expect the outcome of this litigation to have a material impact on our financial condition.

With the exception of this matter, we are not a party to any other material pending legal proceedings, nor is our property the subject of any material pending legal proceeding, except routine legal proceedings arising in the ordinary course of our business and incidental to our business, none of which are expected to have a material adverse impact, as taken individually or in the aggregate, upon our business, financial position or results of operations. However, even if these claims are not meritorious, the ultimate outcome of any litigation is uncertain, and it could divert management's attention and impact other resources.

11. SUBSEQUENT EVENTS

On September 24, 2008, eGain Communications Corporation (the "Company") entered into a Conversion Agreement and Amendment to Subordinated Secured Promissory Notes (the "Agreement") with Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P. (collectively, the "Lenders"). The Lenders previously loaned the Company an aggregate of $8,500,000 and received promissory notes with maturity dates of March 31, 2009 (the "Prior Note"). As of September 24, 2008, the total outstanding indebtedness, including accrued interest, under the Prior Note equaled $13,782,171. Pursuant to the Agreement and subject to the terms and conditions contained therein, the Company and the Lenders have agreed to (i) convert a portion of the outstanding indebtedness under the Prior Note equal to $6,535,977 into shares of the Company's common stock at a price per share equal to $0.95 (the "Note Conversion"), and (ii) extend the maturity date of the remaining outstanding indebtedness accrued under the Prior Note of $7,246,194 to March 31, 2012, as well as the period for which interest shall accrue on the Prior Notes (the "Note Extension"). In addition, the Lenders have received warrants to purchase an aggregate of 1,525,515 shares of the Company's common stock at a price per share equal to $0.95 as consideration for the Note Extension.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in internal controls. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2008.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item (with respect to our Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in eGain's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Statement").

The following table sets forth information regarding eGain's current executive officers as of September 29, 2008:

Name	Age	Position
Ashutosh Roy	42	Chief Executive Officer and Chairman
Eric Smit	46	Chief Financial Officer
Promod Narang	50	Senior Vice President of Products and Engineering
Thomas Hresko	58	Senior Vice President of Worldwide Sales

Ashutosh Roy co-founded eGain and has served as Chief Executive Officer and a director of eGain since September 1997 and President since October 2003. From May 1995 through April 1997, Mr. Roy served as Chairman of WhoWhere? Inc., an Internet-service company co-founded by Mr. Roy. From June 1994 to April 1995, Mr. Roy co-founded Parsec Technologies, a call center company based in New Delhi, India. From August 1988, to August 1992, Mr. Roy worked as a Software Engineer at Digital Equipment Corp. Mr. Roy holds a B.S. in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from Johns Hopkins University and an M.B.A. from Stanford University.

Eric Smit has served as Chief Financial Officer since August 2002. From April 2001 to July 2002, Mr. Smit served as Vice President, Operations of eGain. From June 1999 to April 2001, Mr. Smit served as Vice President, Finance and Administration of eGain. From June 1998 to June 1999, Mr. Smit served as Director of Finance of eGain. From December 1996 to May 1998, Mr. Smit served as Director of Finance for WhoWhere? Inc., an Internet services company. From April 1993 to November 1996, Mr. Smit served as Vice President of Operations and Chief Financial Officer of Velocity Incorporated, a software game developer and publishing company. Mr. Smit holds a Bachelor of Commerce in Accounting from Rhodes University, South Africa.

Promod Narang has served as Sr. Vice President of Engineering of eGain since March 2000. Mr. Narang joined eGain in October 1998, and served as Director of Engineering prior to assuming his current position. Prior to joining eGain, Mr. Narang served as President of VMpro, a system software consulting company from September 1987 to October 1998. Mr. Narang holds a Bachelors of Science in Computer Science from Wayne State University.

Thomas Hresko has served as Sr. Vice President of Worldwide Sales since November of 2005. From July 2004 to October 2005, Mr. Hresko served as Vice President, Worldwide Sales for Corrigo, an enterprise application software company. From April 2002 to October of 2003 Mr. Hresko served as Vice President of Worldwide Sales at Primus Knowledge Solutions, a software company specializing in knowledge management and self service. From January 1990 to January of 2002, he served in sales management positions at Network Associates, an enterprise software, security and anti-virus software company. In his most recent position, he served as Vice President Worldwide Sales for the customer relationship management software division. From 1981 to 1987, Mr. Hresko served in marketing and sales management positions at Sprint Communications, a telecommunications company. Mr. Hresko holds an M.B.A. from Harvard University and B.B.A from the University of Michigan.

The information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for the Company's 2006 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the heading "Executive Compensation" and under the captions "Director Compensation," and "Recent Option Grants" in the definitive Proxy Statement for eGain's 2008 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" in the definitive Proxy Statement for eGain's 2008 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information contained under the caption "Related Party Transactions" in the definitive Proxy Statement for eGain's 2008 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the heading "Principal Accounting Fees and Services" in the definitive Proxy Statement for eGain's 2008 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

See Index to Financial Statements in Item 8 of this Report.

2. Financial Statement Schedule

Financial statement schedule, which is included at the end of this report:

Schedule II—Valuation and Qualifying Accounts.

3. Exhibits

See Item 15(b) of this report.

All other schedules have been omitted since they are either not required, not applicable or the information has been included in the consolidated financial statements or notes thereto.

(b) Exhibits

The exhibits listed below are filed or incorporated by reference herein.

Exhibit No.	Description of Exhibits
3.1	Amended and Restated Certificate of Incorporation filed as Exhibit 3.1(a) to eGain's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 to eGain's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.
3.3(a)	Amended and Restated Bylaws, as subsequently amended.
4.1	Registration Rights Agreement dated as of August 8, 2000, filed as Exhibit 10.2 to eGain's Current Report on Form 8-K dated August 15, 2000.
4.2	Form of Warrant to Purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated April 5, 2004.
4.3	Form of Warrant to purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated July 6, 2007.
4.4	Form of Warrant to purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated June 27, 2008.
4.5	Form of Warrant to Purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated September 24, 2008.
10.1(a)	Form of Indemnification Agreement.
10.2(a)#	Amended and Restated 1998 Stock Plan and forms of stock option agreements thereunder.
10.3(a)#	1999 Employee Stock Purchase Plan.
10.4(a)	Golden Gate Commercial Lease Agreement dated as of July 21, 1998 between Registrant and Golden Gate Commercial Company.
10.5(a)#	Amendment to Common Stock Purchase Agreement dated as of June 24, 1998 between Registrant and Ashutosh Roy.
10.6(a)#	Amendment to Common Stock Purchase Agreement dated as of June 24, 1998 between Registrant and Gunjan Sinha.

Exhibit No.	Description of Exhibits
10.7#	Amended and Restated Inference Corporation 1993 Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed as Exhibit 10.1 to Inference Corporation's Registration Statement on Form S-1, No. 333-92386 and as Exhibit 10.4 to Inference Corporation's Annual Report on Form 10-K/A for the fiscal year ended January 31, 1999.
10.9#	Inference Corporation 1998 Non-Management Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed with the Commission on April 29, 1999 as Exhibit 10.6 to Inference Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.10#	Inference Corporation 1998 New Hire Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed with the Commission on September 3, 1999 as Exhibit 10.7 from Inference Corporation's Registration Statement on Form S-8, No. 333-86471.
10.11#	Inference Corporation Private Placement Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed with the Commission on September 3, 1999 as Exhibit 10.7 from Inference Corporation's Registration Statement on Form S-8, No. 333-86471.
10.12#	Inference Corporation Fourth Amended and Restated Incentive Stock Option Plan and Nonqualified Stock Option Plan (assumed by eGain in connection with Inference acquisition), incorporated by reference to Exhibit 10.2 to Inference Corporation's Registration Statement on Form S-1, No. 333-92386.
10.13	Securities Purchase Agreement, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K dated August 15, 2000.
10.14	Note and Warrant Purchase Agreement by and between eGain Communications Corporation and Ashutosh Roy dated as of December 24, 2002, filed as Exhibit 10.2 to eGain's Current Report on Form 8-K filed on December 27, 2002.
10.15	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.3 to eGain's Current Report on Form 8-K filed on December 27, 2002.
10.16	Amendment #2 to Note and Warrant Purchase Agreement by and between eGain Communications Corporation and Ashutosh Roy dated October 31, 2003, filed on eGain's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10.17	Note and Warrant Purchase Agreement by and among eGain Communications Corporation, Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P. dated as of March 31, 2004, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on April 5, 2004.
10.18	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.2 to eGain's Current Report on form 8-K on April 5, 2004.
10.18	Restructuring Agreement between eGain and each holder of Series A Convertible Preferred Stock, dated September 29, 2004, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on September 30, 2004.
10.19#	eGain Communications Corporation 2005 Stock Incentive Plan, filed on May 16, 2005 as Exhibit 10.2 on eGain's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
10.20#	eGain Communications Corporation 2005 Management Stock Option Plan, filed as Exhibit 10.1 on eGain's Current Report on Form 8-K on June 2, 2005.
10.21	Amendment #3 to Note and Warrant Purchase Agreement by and between eGain Communications Corporation and Ashutosh Roy dated June 29, 2007, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on July 6, 2007.
10.22	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.2 to eGain's Current Report on form 8-K July 6, 2007.

Exhibit No.	Description of Exhibits
10.23	Restated Subordinated Secured Promissory Note by and between eGain Communications and Ashutosh Roy dated as of June 29, 2007, filed as Exhibit 10.3 to eGain's Current Report on form 8-K on July 6, 2007.
10.24	Loan and Security Agreement between eGain and Bridge Bank, N.A. dated June 24, 2008, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on June 27, 2008.
10.25	Subordination Agreement by and among Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., FW Investors V, L.P. and Bridge Bank National Association dated as of June 24, 2008, filed as Exhibit 10.2 to eGain's Current Report on Form 8-K on June 27, 2008.
10.26	Conversion Agreement and Amendment to Subordinated Secured Promissory Notes by and among eGain Communications Corporation, Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P, and filed as Exhibit 10.1 to eGain's Current Report on form 8-K on September 24, 2008.
10.27	Restated Subordinated Secured Promissory Note by and between eGain Communications and Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P., and filed as Exhibit 10.2 to eGain's Current Report on form 8-K on September 24, 2008.
21.1	Subsidiaries of eGain Communications Corporation.
23.1	Consent of Burr, Pilger & Mayer, LLP, Independent Registered Public Accounting Firm.
23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see Signature Page).
31.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) /15(d)-14(a) Certification of Chief Financial Officer.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 of Ashutosh Roy, Chief Executive Officer.*
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 of Eric Smit, Chief Financial Officer.*

(a) Incorporated by reference to eGain's Registration Statement on Form S-1, File No. 333-83439, originally filed with the Commission on July 22, 1999, as subsequently amended.

# Indicates management contract or compensation plan or arrangement.

* The material contained in this exhibit is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after date hereof and irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eGAIN COMMUNICATIONS CORPORATION

Date: September 29, 2008

By: /s/ ASHUTOSH ROY
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ashutosh Roy and Eric Smit, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this annual report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ASHUTOSH ROY **Ashutosh Roy**	Chief Executive Officer and Director (Principal Executive Officer)	September 29, 2008
/s/ ERIC N. SMIT **Eric N. Smit**	Chief Financial Officer (Principal Financial Officer)	September 29, 2008
/s/ MARK A. WOLFSON **Mark A. Wolfson**	Director	September 29, 2008
/s/ DAVID BROWN **David Brown**	Director	September 29, 2008
/s/ GUNJAN SINHA **Gunjan Sinha**	Director	September 29, 2008
/s/ PHIROZ P. DARUKHANAVALA **Phiroz P. Darukhanavala**	Director	September 29, 2008

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Amounts Written Off, Net of Recoveries	Balance at End of Period
Allowance for Doubtful Accounts:				
Year ended June 30, 2008	$221	$ (7)	$ (10)	$204
Year ended June 30, 2007	$120	$101	$ —	$221
Year ended June 30, 2006	$266	$ (22)	$(124)	$120

recognition for excellence

CRM MAGAZINE'S 2008 Service LEADERS award

KMWorld 2008 100 COMPANIES That Matter in Knowledge Management

ERNST & YOUNG ENTREPRENEUR OF THE YEAR®

Finalist 2008

PRODUCT OF THE YEAR CUSTOMER INTER@CTION Solutions 2007

KMWorld Trend-Setting PRODUCT OF 2008

CRM Magazine 2007 Service Awards

One to watch 2007

KMWorld Trend-Setting PRODUCT OF 2007

SOFTWARE 500

CRM Excellence TMC Award 2006

Most preferred eService vendor for top 500 US e-retailers

Source: 2007 Internet Retailer magazine survey

internet retailer 2007 Edition TOP 500 GUIDE

END

EGN-AR-08